EXECUTION COPY

NEVSUN RESOURCES LTD.

as the Purchaser

and

RESERVOIR MINERALS INC.

as the Company

ARRANGEMENT AGREEMENT

April 22, 2016

TABLE OF CONTENTS

ARTICLE 1
 INTERPRETATION

Section 1.1 Defined Terms.	1
Section 1.2 CertainRules of Interpretation.	16
Section 1.3 Schedules.	17

ARTICLE 2
THE ARRANGEMENT

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company.	27
Section 3.2 Representations and Warranties of the Purchaser.	28

ARTICLE 4
COVENANTS

ARTICLE 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1 Company Non-Solicitation.	40

( i )

ARTICLE 6
CONDITIONS

Section 6.1 Mutual Conditions Precedent.	51
Section 6.2 Additional Conditions Precedentto the Obligations of the Purchaser.	52
Section 6.3 Additional Conditions Precedentto the Obligations of theCompany.	53
Section 6.4 Satisfaction of Conditions.	54

ARTICLE 7
TERM AND TERMINATION

Section 7.1 Term.	54
Section 7.2 Termination.	54
Section 7.3 Effect of Termination/Survival.	57

ARTICLE 8
GENERAL PROVISIONS

SCHEDULES

SCHEDULE A           PLAN OF ARRANGEMENT
SCHEDULE B           ARRANGEMENT RESOLUTION
SCHEDULE B-1         PURCHASER SHAREHOLDER APPROVAL RESOLUTION
SCHEDULE C            REPRESENTATIONS AND WARRANTIES OF THE COMPANY
SCHEDULE D            REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

( ii )

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of April 22, 2016,

BETWEEN:

Nevsun Resources Ltd., a corporation existing under the laws of the Province of British Columbia

(the “Purchaser”)

- and –

Reservoir Minerals Inc., a corporation existing under the laws of the Province of British Columbia

(the “Company”).

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1
 INTERPRETATION

Section 1.1     Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means, with respect to a Party, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the other Party (or any of its Affiliates) after the date of this Agreement relating to: (i) any direct or indirect sale, disposition, alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of that Party and its Subsidiaries or of 20% or more of the voting, equity or other securities of that Party and its Subsidiaries (or rights or interests therein or thereto); (ii) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities or any other equity interests (including securities convertible into or exercisable or exchangeable for securities or equity interests) of that Party or any of its Subsidiaries; (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving that Party or any of its Subsidiaries; (iv) any other similar transaction or series of transactions involving that Party or any of its Subsidiaries; or (v) any other transaction, the consummation of which could reasonably be expected to impede, prevent or delay the transactions contemplated by this Agreement, including the Arrangement.

“Affiliate” has the meaning specified in National Instrument 45-106 – Prospectus and Registration Exemptions.

“Agreement” means this arrangement agreement.

“Arrangement” means an arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Filings” means the records and information provided to the Registrar under section 292(a) of the BCBCA, together with a copy of the entered Final Order.

“Arrangement Resolution” means the special resolution of the Company Shareholders and Company Optionholders approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form set out in Schedule B.

“Associate” has the meaning specified in the Securities Act (British Columbia).

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“BCBCA” means the Business Corporations Act (British Columbia).

“Breaching Party” has the meaning specified in Section 4.6(3).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Vancouver, British Columbia.

“Canadian Resident” a beneficial owner of Common Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person) or a partnership, any member of which is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person).

“Change of Control Proposal” means any offer, proposal or inquiry from any Person or group of Persons, whether or not in writing and whether or not delivered to the Purchaser Shareholders, after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of the Purchaser and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 50% or more of the consolidated assets of the Purchaser and its Subsidiaries or which contribute 50% or more of the consolidated revenue of the Purchaser and its Subsidiaries or (ii) 50% or more of any voting or equity securities of the Purchaser or any one or more of its Subsidiaries that, individually or in the aggregate, contribute 50% or more of the consolidated revenues or constitute 50% or more of the consolidated assets of the Purchaser and its Subsidiaries; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 50% or more of any class of voting or equity securities of the Purchaser and its Subsidiaries; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Purchaser and/or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 50% or more of the consolidated assets or revenues, as applicable, of the Purchaser and its Subsidiaries.

“Collective Agreements” means collective agreements and related documents including benefit agreements, letters of understanding, letters of intent and other written communications (including arbitration awards).

“Common Shares” means the common shares in the capital of the Company. “Company” has the meaning specified in the Preamble.

“Company Board” means the board of directors of the Company as constituted from time to time.

“Company Board Recommendation” has the meaning specified in Section 2.4(2).

“Company Change in Recommendation” has the meaning specified in Section 7.2(1)(d)(ii).

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Securityholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Data Room” means the material contained as of 11:59 p.m. on April 21, 2016 in the virtual data room established by the Company, the index of documents of which is appended to the Company Disclosure Letter.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Company to the Purchaser with this Agreement.

“Company Employees” means the officers and employees of the Company and its Subsidiaries.

“Company Fairness Opinion” means an opinion of Canaccord Genuity Corp. to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Company Shareholders is fair, from a financial point of view, to such holders.

“Company Filings” means all documents publicly filed under the profile of the Company on the System for Electronic Document Analysis Retrieval (SEDAR) since December 31, 2014.

“Company Locked-up Shareholders” means all of the directors and senior officers of the Company.

“Company Matching Period” has the meaning specified in Section 5.5(1)(e).

“Company Meeting” means the special meeting of Company Shareholders and Company Optionholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser.

“Company Mineral Rights” has the meaning set forth in Paragraph (28)(a) of Schedule C.

“Company Optionholders” means the holders of Company Options.

“Company Options” means the outstanding options to purchase Common Shares issued pursuant to the Company Stock Option Plan.

“Company Representative” has the meaning specified in Section 5.1(1).

“Company Rights Plan” means the shareholder rights plan agreement between the Company and Computershare Investor Services Inc., adopted by the Company Board on March 12, 2014.

“Company RSU Plan” means the restricted share unit plan of the Company effective as of March 13, 2013.

“Company RSUs” means the outstanding restricted share units issued under the Company RSU Plan.

“Company Securityholders” means, collectively, the Company Shareholders, the Company Optionholders and the holders of Company RSUs.

“Company Shareholders” means the registered or beneficial holders of the Common Shares, as the context requires.

“Company Stock Option Plan” means the stock option plan of the Company dated October 17, 2011.

“Company Superior Proposal Notice” has the meaning specified in Section 5.5(1)(c). “Company Termination Fee” has the meaning specified in Section 8.2(1)(a).

“Company Termination Fee Event” has the meaning specified in Section 8.2(1)(b).

“Company Voting Agreements” means the voting agreements (including all amendments thereto) between the Company and the Purchaser Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Purchaser Shares in favour of the Purchaser Shareholder Approval Resolution.

“Confidentiality Agreement” means the confidentiality agreement dated March 31, 2016 between the Purchaser and the Company.

“Consideration” means two Purchaser Shares plus $0.001 in cash, for each Common Share.

“Consideration Shares” means the Purchaser Shares to be issued in exchange for Common Shares and Company RSUs pursuant to the Arrangement.

“Constating Documents” means articles of incorporation, amalgamation, or continuation, as applicable, by-laws and all amendments to such articles or by-laws.

“Contract” means, with respect to any Person, any agreement, commitment, engagement, contract, franchise, licence, lease, obligation, undertaking or joint venture (written or oral) to which such Person is a party or by which it or any of its Subsidiaries is bound or affected or to which any of its respective properties or assets is subject.

“Court” means the Supreme Court of British Columbia. “Depositary” means Computershare Investor Services Inc.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“DSU Plan” means the deferred share unit plan of the Purchaser effective as of April 1, 2014.

“DSUs” means the outstanding deferred share units issued under the Purchaser DSU Plan.

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement.

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement.

“Eligible Holder” means a: (i) a Canadian Resident, or (ii) an Eligible Non-Resident.

“Eligible Non-Resident” means a beneficial owner of Common Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and any applicable income tax treaty or convention and whose

Common Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act, or a partnership, any member of which is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and any applicable income tax treaty or convention and whose Common Shares are “taxable Canadian property” and not “treaty-protected property”, each as defined in the Tax Act.

“Employee Plans” has the meaning set forth in Paragraph (36) of Schedule C.

“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory requirements relating to public health and safety, noise control, pollution or the protection of the environment or to the generation, production, installation, use, storage, treatment, transportation, Release or threatened Release of Hazardous Substances, including civil responsibility for acts or omissions with respect to the environment, mine reclamation, restoration or rehabilitation and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, minister, cabinet, governor in council, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

“Hazardous Substances” means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to natural resources or worker or public health and safety.

“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Indemnified Persons” has the meaning set forth in Section 8.7(1).

“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) software; and

(viii) any other intellectual property and industrial property.

“Intellectual Property Rights” has the meaning specified in Paragraph (30) of Schedule C.

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Key Consents” means any third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the failure of which to obtain, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect or would be reasonably expected to be material and adverse to the Purchaser.

“Law” means, with respect to any Person, any and all applicable law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have (or are applied as if they have) the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Material Adverse Effect” when used in connection with a Party means any change, event, occurrence, effect, state of facts or circumstance that, either individually or in the aggregate, is or could reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, condition (financial or otherwise) or liabilities (contingent or otherwise) of that Party and its Subsidiaries, taken as a whole, and would, or would be reasonably expected to, prevent or materially delay either Party from consummating the transactions contemplated by this Agreement by the Outside Date, except any such change, event, occurrence, effect, state of facts or circumstance resulting from:

(a)	any change in general political, economic, financial, currency exchange, securities, capital or credit market conditions in Canada;

(b)	any change or proposed change in Law or IFRS;

(c)	any fluctuation in commodities prices;

(d)	any change affecting the industries or markets in which such Party operates;

(e)	the announcement of this Agreement or the transactions contemplated hereby;

(f)	any action taken (or omitted to be taken) by a Party or its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to this Agreement;

(g)	the failure of a Party to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred); or

(h)	any change in the market price or trading volume of any securities of a Party, or any suspension of trading of securities generally on any securities exchange on which any securities of a Party trade (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);

provided, however, that with respect to clauses (a) through to and including (d), such matters do not have a materially disproportionate effect on such Party and its Subsidiaries, taken as a whole, relative to companies of similar size operating in the industries or markets in which such Party operates (in which case the incremental disproportionate effect may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect), and provided further, however, that unless expressly provided in any particular section of the Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall be deemed not to be, illustrative or interpretive for the purpose of determining whether a “Material Adverse Effect” has occurred.

“Material Contract” means any Contract that:

(a)	if terminated, breached or not renewed would or would reasonably be expected to have a Material Adverse Effect with respect to a Party;

(b)	relates directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness (currently outstanding or which may become outstanding) for borrowed money in excess of $1,000,000 in the aggregate;

(c)	restricts the incurrence of indebtedness by a Party or any of its Subsidiaries or (including by requiring the granting of an equal and rateable Lien) the incurrence of any Liens on any properties or assets of a Party or its Subsidiaries, or restricts the payment of dividends by a Party or any of its Subsidiaries;

(d)	under which a Party or any of its Subsidiaries is obligated to make or expects to receive payments on an annual basis in excess of $1,000,000 or in excess of $2,500,000 over the remaining term;

(e)	creates an exclusive dealing arrangement, right of first offer or refusal or “most favoured nation” obligation;

(f)	provides for employment, severance or change in control payments;

(g)	provides for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $1,000,000;

(h)	limits or restricts in any material respect (A) the ability of a Party or any Subsidiary to engage in any line of business or carry on business in any geographic area, (B) the ability of a Party to solicit or hire any Person, or (C) the scope of Persons to whom a Party or any of its Subsidiaries may sell products or deliver services;

(i)	provides for obligations or entitlements or termination payments of such Party, or which has an economic value to such Party, whether or not on a contingent basis, in excess of either $500,000 per annum or $1,000,000 in total;

(j)	remains in full force and effect and has been filed with the Securities Authorities as a material contract in accordance with applicable Securities Laws;

(k)	is a partnership agreement, limited liability company agreement, joint venture agreement or similar agreement or arrangement relating to the formation, creation or operation of any partnership, limited liability company or joint venture in which such Party and/or its Subsidiaries have an interest;

(l)	is a royalty agreement, power supply agreement, water supply agreement or agreement with a Governmental Entity;

(m)	requires the consent of any other party to the Contract to a change in control of a Party or any of its Subsidiaries; or

(n)	is otherwise material to a Party and its Subsidiaries, taken as a whole.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Misrepresentation” has the meaning specified under Securities Laws.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NYSE” means NYSE MKT LLC.

“Officer” has the meaning specified in the Securities Act (British Columbia).

“Ordinary Course” means, with respect to an action taken by a Party, that such action is consistent with the past practices of such Party, is taken in the ordinary course of the normal day-to-day operations of the business of such Party and is not materially adverse to such Party.

“Outside Date” means September 15, 2016 or such later date as may be agreed to in writing by the Parties.

“Parties” means the Company and the Purchaser and “Party” means any one of them.

“Permitted Liens” means, in respect of a Party or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes which are not delinquent or that are being disputed in good faith;

(b)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others arising in the Ordinary Course, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets of such Party or its Subsidiaries and in respect of which adequate holdbacks are being maintained as required by Law;

(c)	the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of such party or its Subsidiaries, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(d)	easements, including rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar services and any registered restrictions or covenants that run with the land, provided that there has been compliance with the material provisions thereof and that they do not in the aggregate materially detract from the ability to use any leased properties and would not reasonably be expected to materially and adversely affect the ability of such Party to carry on its business in the Ordinary Course; and

(e)	in the case of the Company, Liens listed and described in Section 1.1(i) of the Company Disclosure Letter.

“Person” includes any individual, partnership, limited partnership, limited liability partnership, joint venture, association, body corporate, corporation, company, unincorporated association, limited liability company, unlimited liability company, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule A, subject to any amendments or variations to such plan made in accordance with Section 8.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning specified in Section 4.5.

“PSU Plan” means the performance share unit plan of the Purchaser effective as of December 16, 2013.

“PSUs” means the outstanding performance share units issued under the Purchaser PSU Plan.

“Purchaser” has the meaning specified in the Preamble.

“Purchaser Board” means the board of directors of the Purchaser as constituted from time to time.

“Purchaser Board Recommendation” has the meaning specified in Section 2.6(1)(c).

“Purchaser Change in Recommendation” has the meaning specified in Section 7.2(1)(c)(ii).

“Purchaser Circular” means the notice of the Purchaser Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Purchaser Shareholders in connection with the Purchaser Meeting, if necessary, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Purchaser Data Room” means the material contained as of 11:59 p.m. on April 21, 2016 in the virtual data room established by the Purchaser, the index of documents of which is appended to the Purchaser Disclosure Letter.

“Purchaser Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Purchaser to the Company with this Agreement.

“Purchaser Fairness Opinion” means an opinion of Scotia Capital Inc. to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by the Purchaser pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Purchaser.

“Purchaser Filings” means all documents publicly filed under the profile of the Purchaser on the System for Electronic Document Analysis Retrieval (SEDAR) since December 31, 2014.

“Purchaser Locked-up Shareholders” means the senior officers and directors of the Purchaser.

“Purchaser Matching Period” has the meaning specified in Section 5.7(1)(e).

“Purchaser Meeting” means the special meeting of Purchaser Shareholders, including any adjournment or postponement thereof, to be called for the purpose of obtaining approval of the Purchaser Shareholder Approval Resolution, if necessary.

“Purchaser Mineral Rights” has the meaning set forth in Paragraph (16)(a) of Schedule D.

“Purchaser Options” means the outstanding options to purchase Purchaser Shares issued pursuant to the Purchaser Stock Option Plans.

“Purchaser Representative” has the meaning specified in Section 5.2(1).

“Purchaser Rights Plan” means the shareholder rights plan agreement between the Purchaser and Computershare Investor Services Inc., adopted by the Purchaser Board on June 8, 2011.

“Purchaser RSU Plan” means the restricted share unit plan of the Purchaser effective as of December 16, 2013.

“Purchaser RSUs” means the outstanding restricted share units issued under the Purchaser RSU Plan.

“Purchaser Shareholder Approval” means the approval by the Purchaser Shareholders of the Purchaser Shareholder Approval Resolution or the Purchaser Shareholder Written Approval.

“Purchaser Shareholder Approval Resolution” means the special resolution of the Purchaser Shareholders approving the issuance of the Consideration Shares, substantially in the form of Schedule B-1.

“Purchaser Shareholder Written Approval” has the meaning specified in Section 2.5(2).

“Purchaser Shareholders” means the registered or beneficial holders of the Purchaser Shares, as the context requires.

“Purchaser Shares” means the common shares in the capital of the Purchaser.

“Purchaser Stock Option Plans” means the stock option plans of the Purchaser dated April 6, 2006 and September 5, 2012.

“Purchaser Superior Proposal Notice” has the meaning specified in Section 5.7(1)(c).

“Purchaser Termination Fee” has the meaning specified in Section 8.2(1)(a).

“Purchaser Termination Fee Event” has the meaning specified in Section 8.2(1)(c).

“Purchaser Voting Agreements” means the voting agreements (including all amendments thereto) between the Purchaser and the Company Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Common Shares in favour of the Arrangement Resolution.

“Registrar” means the Registrar of Companies appointed pursuant to section 400 of the BCBCA.

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case that is required in connection with the Arrangement.

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment.

“Required Approval” has the meaning specified in Section 2.2(3).

“Securities Authority” means the British Columbia Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada or the United States, including the United States Securities and Exchange Commission.

“Securities Laws” means the Securities Act (British Columbia) and any other applicable provincial securities Laws.

“Special Committee” means the committee of independent directors of the Company Board consisting of Miles Thompson, Geoff Chater, David Knox and Stephen Scott.

“Specified Acquisition” means the acquisition by the Company of certain interests in the Timok joint venture, as more fully described in Section 1.1(ii) of the Company Disclosure Letter.

“Subsidiary” means, with respect to a Person, any entity, whether incorporated or unincorporated: (i) of which such Person or any other Subsidiary of such Person is a general partner; or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person and/or by any one or more of its Subsidiaries; and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, Rakita (BVI) Ltd. and its Subsidiaries shall be deemed to be Subsidiaries of the Company for purposes of this Agreement.

“Superior Proposal” means, with respect to a Party, any unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s length third party to such Party to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding up or other transaction, not less than all of the outstanding Common Shares or Purchaser Shares, as the case may be, not owned by the Person making such Acquisition Proposal or its Affiliates, or all or substantially all of the assets of the Company or the Purchaser, as the case may be, on a consolidated basis that: (a) complies with Securities Laws and did not result from or involve a breach of this Agreement or any agreement between the Person making such Acquisition Proposal and such Party; (b) is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person making such Acquisition Proposal; (c) is not subject to any financing contingency and in respect of which adequate arrangements have been made to ensure that the required funds or other consideration will be available to effect payment in full for all of the Common Shares, Purchaser Shares or assets, as the case may be; (d) is not subject to any due diligence and/or access condition; (e) that the board of directors of such Party and any relevant committee thereof determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Company Shareholders or the Purchaser Shareholders, as the case may be, than the Arrangement (including, for any Acquisition Proposal in respect of the Company, any amendments to the terms and conditions of the Arrangement that may be proposed by the Purchaser pursuant to Section 5.5(2), and for any Acquisition Proposal in respect of the Purchaser, any amendments to the terms and conditions of the Arrangement that may be proposed by the Company pursuant to Section 5.7(2)); and (f) in the event that a Party does not have the financial resources to pay the Company Termination Fee or the Purchaser Termination Fee, as applicable, the terms of such Acquisition Proposal provide that the person making such Superior Proposal shall advance or otherwise provide such Party the cash required for such Party to pay the Company Termination Fee or the Purchaser Termination Fee, as applicable, and such amount shall be advanced or provided on or before the date such Company Termination Fee or Purchaser Termination Fee, as applicable, becomes payable.

“Tax Act” means the Income Tax Act (Canada).

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Technology” has the meaning specified in Paragraph (30) of Schedule C

“Terminating Party” has the meaning specified in Section 4.6(3).

“Termination Notice” has the meaning specified in Section 4.6(3).

“TSX” means the Toronto Stock Exchange.

“TSX-V” means the TSX Venture Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

“wilful breach” means a material breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

Section 1.2     Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to $ are references to Canadian dollars and all references to U.S.$ are references to U.S. dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The term “made available” means (i) copies of the subject materials were included in the Company Data Room or Purchaser Data Room, as applicable, (ii) copies of the subject materials were provided to the Purchaser or the Company, as applicable, or (iii) the subject material was listed in the Company Disclosure Letter or Purchaser Disclosure Letter, if applicable, or referred to in the Company Data Room or Purchaser Data Room, as applicable, and copies were provided to the applicable Party if requested.

(5)	Capitalized Terms. All capitalized terms used in any Schedule, in the Company Disclosure Letter or in the Purchaser Disclosure Letter have, unless otherwise defined, the meanings ascribed to them in this Agreement.

(6)	Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company or the Purchaser, it shall be deemed to refer to the knowledge of the Company or any of its Officers or directors or the Purchaser or any of its Officers or directors, as applicable, after reasonable and diligent inquiry.

(7)	Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with IFRS.

(8)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re- enacted, unless stated otherwise.

(9)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(10)	Time References. References to time are to local time, Vancouver, British Columbia.

(11)	Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of a Party, each such provision shall be construed as a covenant by the such Party to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

(12)	Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

Section 1.3     Schedules.

(1)	The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

(2)	The Company Disclosure Letter and the Purchaser Disclosure Letter and all information contained therein is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

ARTICLE 2
THE ARRANGEMENT

Section 2.1     Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2     Interim Order

As soon as reasonably practicable after the date of this Agreement, but in any event on or before May 27, 2016, the Company shall apply in a manner reasonably acceptable to the

Purchaser, pursuant to the BCBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(1)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(2)	for confirmation of the record date for the Company Meeting referred to in Section 2.3(5);

(3)	that the required level of approval (the “Required Approval”) for the Arrangement Resolution shall be the affirmative vote of:

(a)	not less than 66 2/3% of the votes cast on the Arrangement Resolution:

(i)	by Company Shareholders and Company Optionholders, voting together as a single class, present in person or represented by proxy at the Company Meeting, and

(ii)	by Company Shareholders present in person or represented by proxy at the Company Meeting; and

(b)	if applicable, a majority of the votes attached to the Common Shares held by Company Shareholders present in person or represented by proxy at the Company Meeting excluding for this purpose votes attached to the Common Shares held by Persons described in items (a) through (d) so Section 8.(2) of MI 61-101;

(4)	that, subject to the foregoing and the terms of the Interim Order, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(5)	for the grant of Dissent Rights to those Company Shareholders who are registered Company Shareholders as contemplated in the Plan of Arrangement;

(6)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(7)	that the Company Meeting may be adjourned or postponed from time to time by the Company if required by this Agreement or otherwise with the consent of the Purchaser in accordance with the terms of this Agreement without the need for additional approval of the Court;

(8)	that the record date for the Company Shareholders and Company Optionholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) or postponement(s) of the Company Meeting unless required by Law;

(9)	that it is the Purchaser’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares to be issued pursuant to the Arrangement, based on the Court’s approval of the Arrangement; and

(10)	for such other matters as the Purchaser may reasonably require.

Section 2.3     The Company Meeting

The Company shall:

(1)	convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and Law on or before June 24, 2016, for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Company Circular and agreed to by the Purchaser, acting reasonably, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except as required or permitted under Section 2.3(11), Section 4.6(3) or Section 5.5(5);

(2)	solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Company Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, acting reasonably, using such mutually agreeable dealer and proxy solicitation services firms as the Purchaser may request, and cooperating with any Persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution;

(3)	provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any dealer or proxy solicitation services firm, as requested from time to time by the Purchaser;

(4)	permit the Purchaser, on behalf of the management of the Company, directly or through a proxy solicitation services firm, to actively solicit proxies in favour of the Arrangement on behalf of management of the Company in compliance with Law and disclose in the Company Circular that the Purchaser may make such solicitations;

(5)	consult with the Purchaser in fixing the date of the Company Meeting (it being agreed that the Purchaser and the Company will use their commercially reasonable efforts to schedule the Company Meeting and the Purchaser Meeting, if necessary, on the same day and at the same time) and the record date of the Company Meeting, give notice to the Purchaser of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting;

(6)	promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(7)	promptly advise the Purchaser of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement and/or purported exercise or withdrawal of Dissent Rights, and written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights;

(8)	not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of the Purchaser;

(9)	not change the record date for the Company Shareholders and Company Optionholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting, or change any other matters in connection with the Company Meeting unless required by Law or approved by the Purchaser;

(10)	at the request of the Purchaser from time to time, provide the Purchaser with a list (in both written and electronic form) of (i) the Company Shareholders, together with their addresses and respective holdings of Common Shares, (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Common Shares (including Company Optionholders and holders of Company RSUs), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Common Shares, together with their addresses and respective holdings of Common Shares. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Company Shareholders, and lists of securities positions and other assistance as the Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with the Company Shareholders and with such other Persons as are entitled to vote on the Arrangement Resolution; and

(11)	at the request of the Purchaser, adjourn or postpone the Company Meeting to a date specified by the Purchaser that is not later than 15 Business Days after the date on which the Company Meeting was originally scheduled and in any event to a date that is not later than five Business Days prior to the Outside Date.

Section 2.4     The Company Circular

(1)	The Company shall, as promptly as reasonably practicable, prepare and complete, in consultation with the Purchaser, the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement, and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Company Shareholder, Company Optionholder and other Person as required by the Interim Order and Law, in each case so as to permit the Company Meeting to be held by the date specified in Section 2.3(1).

(2)	The Company shall ensure that the Company Circular complies in all material respects with Law, does not contain any Misrepresentation (except that the Company shall not be responsible for any information relating to the Purchaser, including the Purchaser Shares) and provides the Company Shareholders and Company Optionholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a copy of the Company Fairness Opinion, (ii) a statement that the Special Committee has received the Company Fairness Opinion, and has, after receiving legal and financial advice, unanimously recommended that the Company Board approve the Arrangement Agreement and that the Company Shareholders and Company Optionholders vote in favour of the Arrangement Resolution, (iii) a statement that the Company Board has received the Company Fairness Opinion, and has unanimously, after receiving legal and financial advice and the recommendation of the Special Committee, determined that the Arrangement Resolution is in the best interests of the Company and the Company Shareholders and Company Optionholders and recommends that the Company Shareholders and Company Optionholders vote in favour of the Arrangement Resolution (the “Company Board Recommendation”), and (iii) a statement that the Company Locked-up Shareholders have entered into the Purchaser Voting Agreements and have agreed to vote all their Common Shares in favour of the Arrangement Resolution.

(3)	The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its counsel, and agrees that all information relating solely to the Purchaser included in the Company Circular must be in a form and content satisfactory to the Purchaser, acting reasonably.

(4)	The Purchaser shall provide all necessary information concerning the Purchaser that is required by Law to be included by the Company in the Company Circular or other related documents to the Company in writing, use reasonable commercial efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor and shall use reasonable commercial efforts to ensure that such information does not contain any Misrepresentation concerning the Purchaser or the Purchaser Shares.

(5)	The Company shall promptly notify the Purchaser if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders and Company Optionholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5     Purchaser Meeting

(1)	The Purchaser shall:

(a)	convene and conduct the Purchaser Meeting in accordance with the Purchaser’s Constating Documents on or before June 24, 2016 for the purpose of considering the Purchaser Shareholder Approval Resolution and for any other proper purpose as may be set out in the Purchaser Circular and agreed to by the Company, acting reasonably, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Purchaser Meeting without the prior written consent of the Company, except as required or permitted under Section 4.6(3) or Section 5.7(5);

(b)	solicit proxies in favour of the approval of the Purchaser Shareholder Approval Resolution and against any resolution submitted by any Purchaser Shareholder that is inconsistent with the Purchaser Shareholder Approval Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Company, acting reasonably, using such mutually agreeable dealer and proxy solicitation services firms as the Company may request, at the Purchaser’s expense;

(c)	consult with the Company in fixing the date of the Purchaser Meeting (it being agreed that the Purchaser and the Company will use their commercially reasonable efforts to schedule the Company Meeting and the Purchaser Meeting on the same day and at the same time) and the record date for the Purchaser Meeting;

(d)	provide the Company with copies of or access to information regarding the Purchaser Meeting generated by any dealer or proxy solicitation services firm, as requested from time-to-time by the Company;

(e)	give notice to the Company of the Purchaser Meeting and allow the Company’s Representatives and legal counsel to attend the Purchaser Meeting;

(f)	not change the record date for the Purchaser Shareholders entitled to vote at the Purchaser Meeting in connection with any adjournment or postponement of the Purchaser Meeting, or change any other matters in connection with the Purchaser Meeting unless required by Law or approved by the Company; and

(g)	promptly advise the Company, at such times as the Company may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Purchaser Meeting, as to the aggregate tally of the proxies received by Purchaser in respect of the Purchaser Shareholder Approval Resolution.

(2)	Notwithstanding Section 2.5(1), if so permitted by the TSX and the NYSE (if applicable), the Parties agree that the Purchaser may satisfy its obligations under Section 2.5 and Section 2.6 and any other similar obligations under this Agreement by obtaining written approval (“Purchaser Shareholder Written Approval”) of the Purchaser Shareholder Approval Resolution from holders of more than 50% of the Purchaser Shares in lieu of calling and holding the Purchaser Meeting as authorized and approved by the TSX and the NYSE (if applicable).

Section 2.6     Purchaser Circular

(1)	The Purchaser shall:

(a)	as promptly as reasonably practicable following execution of this Agreement, (i) prepare the Purchaser Circular together with any other documents required by Law in connection with the Purchaser Meeting, (ii) file the Purchaser Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Purchaser Circular as required in accordance with Law;

(b)	ensure that the Purchaser Circular complies in all material respects with Law and does not contain any Misrepresentation (except that the Purchaser shall not be responsible for any information relating to the Company and the Common Shares);

(c)	(i) solicit proxies in favour of the Purchaser Shareholder Approval Resolution, and against any resolution submitted by any other Purchaser Shareholder, and take all other actions that are reasonably necessary or desirable to seek approval of the Purchaser Shareholder Approval Resolution; (ii) include a statement that the Purchaser Board has, after receiving legal and financial advice, unanimously determined that entering into this Agreement and completing the transactions contemplated by this Agreement are in the best interests of the Purchaser and the Purchaser Board is recommending that the Purchaser Shareholders vote in favour of the Purchaser Shareholder Approval Resolution (the “Purchaser Board Recommendation”); and (iii) include in the Purchaser Circular: (A) a copy of the Purchaser Fairness Opinion; (B) a statement that the Purchaser Board has received the Purchaser Fairness Opinion and a statement that the Purchaser Locked-up Shareholders have entered into the Company Voting Agreements and will vote all their Purchaser Shares in favour of the Purchaser Shareholder Approval Resolution; and

(d)	provide the Company with final copies of the Purchaser Circular prior to the mailing thereof to the Purchaser Shareholders.

(2)	The Company and its legal counsel shall be given a reasonable opportunity to review and comment on the Purchaser Circular prior to the Purchaser Circular being printed and filed with the Governmental Entities, and reasonable consideration shall be given to any comments made by the Company and its counsel, provided that all information relating solely to Company, its Affiliates and the Common Shares included in the Purchaser Circular shall be in form and content satisfactory to the Company, acting reasonably.

(3)	The Company shall provide all necessary information concerning the Company that is required by Law to be included by the Purchaser in the Purchaser Circular or other related documents to the Purchaser in writing, use reasonable commercial efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Purchaser Circular and to the identification in the Purchaser Circular of each such advisor and shall use reasonable commercial efforts to ensure that such information does not contain any Misrepresentation concerning the Company.

(4)	The Purchaser shall promptly notify the Company if at any time before the Effective Date the Purchaser becomes aware that the Purchaser Circular contains a Misrepresentation, or that otherwise requires an amendment or supplement to the Purchaser Circular and the Parties shall co-operate in the preparation of any amendment or supplement to the Purchaser Circular as required or appropriate, and the Purchaser shall promptly mail, file or otherwise publicly disseminate any amendment or supplement to the Purchaser Circular to Purchaser Shareholders and, if required by the Court or Law, file the same with the Securities Authorities or any other Governmental Entities as required.

Section 2.7     Final Order

If the Interim Order is obtained, the Arrangement Resolution is passed at the Company Meeting and the Purchaser Shareholder Approval is obtained as provided for in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA, as soon as reasonably practicable, but in any event not later than three (3) Business Days after the later of the approval of the Arrangement Resolution at the Company Meeting as provided for in the Interim Order and the receipt of the Purchaser Shareholder Approval, or within such other time period as may be agreed upon by the Parties, each acting reasonably.

Section 2.8     Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(1)	diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(2)	provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will accept the reasonable comments of the Purchaser and its legal counsel;

(3)	provide legal counsel to the Purchaser on a timely basis with copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(4)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(5)	not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, acting reasonably, provided the Purchaser is not required to agree or consent to any increase in, or variation of the form of, the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement;

(6)	oppose any proposal from any Person that the Final Order contain any provision materially inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, do so only after notice to, and in consultation and cooperation with, the Purchaser; and

(7)	not object to legal counsel to the Purchaser making such submissions on application for either the Interim Order or the Final Order as such counsel considers appropriate, provided that the Company is advised of the nature of any submissions prior to the hearing and such submissions are not inconsistent with this Agreement or the Plan of Arrangement.

Section 2.9      Payment of Consideration

The Purchaser will, immediately prior to the Effective Time, ensure that the Depositary has been provided with sufficient Consideration Shares and cash consideration in escrow to pay the aggregate consideration to be paid pursuant to the Arrangement to the Company Shareholders and holders of Company RSUs.

Section 2.10    No Fractional Shares

In no event shall any holder of Common Shares or Company RSUs be entitled to a fractional Purchaser Share. Where the aggregate number of Purchaser Shares to be issued to a person as consideration under or as a result of the Arrangement would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be received by such securityholder shall be rounded down to the nearest whole Purchaser Share and no person will be entitled to any compensation in respect of a fractional Purchaser Share.

Section 2.11    Arrangement Filings and Effective Date

(1)	On the second Business Day after the satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties, the Parties shall send to the Registrar for filing under the BCBCA, the Arrangement Filings and such other documentation as may be required in connection therewith under the BCBCA to give effect to the Arrangement, and the Arrangement shall become effective.

(2)	The Company shall amend the Plan of Arrangement from time to time at the reasonable request of the Purchaser, provided that no such amendment is inconsistent with the Interim Order or the Final Order or is prejudicial to the Company or the Company Securityholders.

(3)	The closing of the Arrangement will take place at the offices of Stikeman Elliott LLP, or at such other location as may be agreed upon by the Parties.

Section 2.12   Withholding Taxes

(1)	The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to any Company Securityholders under the Plan of Arrangement such amounts as the Purchaser, the Company or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such consideration under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to the Company Securityholders in respect of which such deduction, withholding and/or remittance was made; provided that such consideration is actually remitted to the appropriate Governmental Entity.

(2)	Notwithstanding anything to the contrary set forth in this Agreement, no Purchaser Shares shall be delivered to a holder of Company RSUs until such holder has either: (a) provided the Purchaser with an amount in cash equal to any amounts required to be withheld from such holder under any provision of any Laws in respect of Taxes or (b) provided the Purchaser with evidence satisfactory to the Purchaser, in its sole discretion, that no amounts are required to be withheld from such holder under any provision of any Laws in respect of Taxes.

Section 2.13   U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares issued on completion of the Arrangement to Company Securityholders will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(1)	the Arrangement will be subject to the approval of the Court;

(2)	the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the Arrangement;

(3)	the Court will be required to satisfy itself as to the fairness of the Arrangement to the Company Securityholders, subject to the Arrangement;

(4)	the Company will ensure that each Person entitled to receive Consideration Shares on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(5)	each Person entitled to receive Consideration Shares will be advised that the Consideration Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(6)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the Company Secuirtyholders;

(7)	the Interim Order approving the Company Meeting will specify that each Company Securityholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and

(8)	the Company shall request that the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Purchaser, pursuant to the Plan of Arrangement.”.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1     Representations and Warranties of the Company

(1)	Except as set forth in the Company Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in any section of the Company Disclosure Letter shall only be deemed to be an exception to (or, as applicable, disclosure for the purposes of) the representations and warranties of the Company that are contained in the corresponding section of this Agreement) or as disclosed in the Company Filings (other than any forward-looking information or anything in the risks factors section of the Company Filings or similar language contained therein), the Company represents and warrants to the Purchaser as set forth in Schedule C and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time.

Section 3.2     Representations and Warranties of the Purchaser

(1)	Except as set forth in the Purchaser Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in any section of the Purchaser Disclosure Letter shall only be deemed to be an exception to (or, as applicable, disclosure for the purposes of) the representations and warranties of the Purchaser that are contained in the corresponding section of this Agreement) or as disclosed in the Purchaser Filings (other than any forward-looking information or anything in the risks factors section of the Purchaser Filings or similar language contained therein), the Purchaser represents and warrants to the Company as set forth in Schedule D and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time.

ARTICLE 4
COVENANTS

Section 4.1     Conduct of Business of the Company.

(1)	The Company covenants and agrees that, subject to applicable law, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except with the express prior written consent of the Purchaser or as required or permitted by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course and in accordance with Law.

(2)	Without limiting the generality of Section 4.1(1), subject to Law, the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except with the express prior written consent of the Purchaser or as required or permitted by this Agreement, the Company shall use its reasonable commercial efforts to maintain and preserve intact the current business organization, assets, properties and business of the Company and its Subsidiaries, maintain in effect all material Authorizations of the Company, keep available the services of the present employees and agents of the Company and its Subsidiaries and maintain good relations with, and the goodwill of, employees, suppliers, customers, creditors and all other Persons having business relationships with the Company and its Subsidiaries and, except with the prior written consent of the Purchaser, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend its Constating Documents;

(b)	split, combine, consolidate or reclassify any shares of its capital stock, undertake any capital reorganization or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof);

(c)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or reduce the stated capital in respect of the Common Shares or any other shares of the Company and its Subsidiaries;

(d)	issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any shares of capital stock, securities, options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock, of the Company or any of its Subsidiaries, except for the issuance of Common Shares (i) issuable upon the exercise of the currently outstanding Company Options or (ii) pursuant to outstanding Company RSUs pursuant to the Company RSU Plan;

(e)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses;

(f)	reorganize, amalgamate, combine or merge the Company with any other Person;

(g)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(h)	sell, pledge, lease, dispose of, surrender, lose the right to use, mortgage, license, encumber or otherwise dispose of or transfer any assets of the Company or of any of its Subsidiaries or any interest in any assets of the Company or its Subsidiaries having a value greater than $1,000,000 in the aggregate;

(i)	make any capital expenditure or commitment to do so which individually or in the aggregate exceeds $1,000,000;

(j)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(k)	prepay any long-term indebtedness before its scheduled maturity or increase, create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, in excess of $1,000,000; provided that any indebtedness created, incurred, refinanced, assumed or for which the Company or any Subsidiary becomes liable in accordance with the foregoing shall be prepayable at the Effective Time without premium, penalty or other incremental costs (including breakage costs) in excess of $1,000,000, in the aggregate;

(l)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(m)	make any bonus or profit sharing distribution or similar payment of any kind except as may be required by the terms of a Contract listed in Section 4.1(2)(m) of the Company Disclosure Letter;

(n)	grant any general increase in the rate of wages, salaries, bonuses or other remuneration of any Company Employees except as may be required by a Contract listed in Section 4.1(2)(n) of the Company Disclosure Letter;

(o)	except as required by IFRS, make any change in the Company’s methods of accounting;

(p)	make any material Tax election, information schedule, return or designation, except as required by Law and in a manner consistent with past practice, settle or compromise any material Tax claim, assessment, reassessment or liability, file any amended Tax Return, enter into any material agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter or materially amend or change any of its methods or reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

(q)	create, enter into or increase any severance, change of control or termination pay to (or amend any existing arrangement with) any Company Employee, director or executive officer of the Company or change the benefits payable under any existing severance or termination pay policies with any Company Employee, director or executive officer of the Company;

(r)	except as required by Law: (i) adopt, enter into or amend any Employee Plan (other than entering into an employment agreement in the Ordinary Course with a new Company Employee who was not employed by the Company or a Subsidiary on the date of this Agreement); (ii) pay any benefit to any director or officer of the Company or any of its Subsidiaries or to any Company Employee that is not required under the terms of any Employee Plan in effect on the date of this Agreement; (iii) grant, accelerate, increase or otherwise amend any payment, award or other benefit payable to, or for the benefit of, any director or officer of the Company or any of its Subsidiaries or to any Company Employee; (iv) make any material determination under any Employee Plan that is not in the Ordinary Course; or (v) take or propose any action to effect any of the foregoing;

(s)	cancel, waive, release, assign, settle or compromise any material claims or rights;

(t)	commence, waive, release, assign, settle or compromise any litigation, proceedings or governmental investigations in excess of an amount of $500,000 in the aggregate or which would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement;

(u)	) amend or modify or terminate or waive any right under any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(v)	except as contemplated in Section 4.8, amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Company or any of its Subsidiaries in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(w)	in respect of any assets of the Company or its Subsidiaries, waive, release, surrender, let lapse, grant or transfer any material right or value or amend, modify or change, or agree to amend, modify or change, in any material respect any existing material Authorization, right to use, lease, contract, production sharing agreement, Intellectual Property, or other material document;

(x)	abandon or fail to diligently pursue any application for any material Authorizations, licenses, leases, or registrations or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, licenses, leases or registrations;

(y)	enter into or amend any Contract with any broker, finder or investment banker; or

(z)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing;

provided, however, that nothing in this Section 4.1(2) shall restrict the Company from taking any action, including without limitation make any payments, required or desirable to comply with or enforce its rights pursuant to the Joint Venture/Shareholders Agreement dated December 15, 2015 among Freeport, Global Reservoir and Timok JVSA (BVI) Ltd. or complete the Specified Acquisition.

(3)	If, on or after the date of this Agreement, the Company declares or pays any dividend or other distribution on the Common Shares prior to the Effective Time, the Consideration per Common Share shall be reduced by a number of Purchaser Shares equal to the amount of such dividends or distributions as of the record date thereof.

Section 4.2     Company Covenants Regarding the Arrangement.

(1)	The Company shall perform, and shall cause its Subsidiaries to perform, all obligations required or desirable to be performed by the Company or any of its Subsidiaries under this Agreement, cooperate with the Purchaser in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause each of its Subsidiaries to:

(a)	carry out in accordance with and subject to the terms of this Agreement, the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement;

(b)	use all commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) necessary or advisable to be obtained under the Material Contracts in connection with the Arrangement or (B) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement (including the Key Consents), in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser;

(c)	use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company and its Subsidiaries relating to the Arrangement;

(d)	use all commercially reasonable efforts to, on prior written approval of the Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(e)	not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement;

(f)	as promptly as practicable, prepare and file all necessary documents, registrations, statements, petitions, filings and applications for any Regulatory Approvals and use reasonable commercial efforts to obtain and maintain all Regulatory Approvals;

(g)	cooperate with the Purchaser in connection with obtaining any Regulatory Approvals including providing the Purchaser with copies of all notices and information or other correspondence supplied to, filed with or received from any Governmental Entity; and

(h)	assist in obtaining the resignations and releases (in a form satisfactory to the Purchaser, acting reasonably) of each member of the Company Board and each member of the board of directors of the Company’s Subsidiaries, and causing them to be replaced by Persons nominated by the Purchaser effective as of the Effective Time.

(2)	The Company shall promptly notify the Purchaser in writing of:

(a)	any Material Adverse Effect with respect to the Company or any change, effect, event, development, occurrence, circumstance or state of facts which could reasonably be expected to have a Material Adverse Effect with respect to the Company;

(b)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement;

(c)	any notice or other communication from any material supplier, customer or other third party to the effect that such supplier, customer or third party is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with the Company or any of its Subsidiaries as a result of this Agreement or the Arrangement;

(d)	any notice or other communication from any Governmental Entity in connection with this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(e)	any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company, its Subsidiaries or their respective assets or properties.

(3)	The Company will, in all material respects, subject to applicable law, conduct itself so as to keep the Purchaser fully informed as to the material decisions required to be made or actions required to be taken with respect to the operation of its business.

Section 4.3     Purchaser  Covenants  Regarding  Conduct  of  Business  and  regarding  the Arrangement.

(1)	From the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required by Law, consented to by the Company in writing, set forth in Section 4.3(1) of the Purchaser Disclosure Letter or otherwise expressly permitted by this Agreement, the Purchaser shall:

(a)	conduct its business only in the Ordinary Course and to the extent consistent therewith, use its reasonable commercial efforts to (i) preserve intact the present business organization of the Purchaser, (ii) maintain in effect all material

Authorizations of the Purchaser, and (iii) keep available the services of present officers, key employees and key consultants of the Purchaser; and

(b)	not, directly or indirectly, do or permit to occur any of the following: (i) issue, or authorize the issuance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, except for the issuance of Purchaser Shares issuable upon the exercise of the currently outstanding stock options of the Purchaser and except for the issuance of stock options and the granting of DSUs, PSUs and Purchaser RSUs in the Ordinary Course; (ii) amend or propose to amend its Constating Documents or the terms of the Purchaser Shares in a manner that could have a material adverse effect on the market price or value of the Purchaser Shares to be issued in connection with the Arrangement; (iii) split, consolidate or reclassify any of its shares or undertake any other capital reorganization; (iv) reorganize, amalgamate, combine or merge the Purchaser with any other Person; (v) adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Purchaser or any of its Subsidiaries; (vi) reduce the stated capital in respect of the Purchaser Shares; (vii) settle or compromise any material claims or rights related to the proposed representative proceeding by three Eritreans who claim to have once worked with a local sub-contractor of the Purchaser at the Purchaser’s Bisha mine in Eritrea (the “Bisha Mine”); (viii) grant or transfer to any non-Affiliate all or a majority of the Purchaser’s right, title or interest in the Bisha Mine, or all or substantially all of the assets that comprise the Bisha Mine; or, (ix) abandon or fail to diligently pursue any application for any material Authorizations, licenses, leases, or registrations or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, licenses, leases or registrations related to the Bisha Mine.

(2)	The Purchaser shall perform, and shall cause its Subsidiaries to perform, all obligations required or desirable to be performed by the Purchaser or any of its Subsidiaries under this Agreement, cooperate with the Company in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Purchaser shall and, where appropriate, shall cause each of its Subsidiaries to:

(a)	carry out in accordance with and subject to the terms of this Agreement, the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement;

(b)	use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Purchaser relating to the Arrangement;

(c)	apply for and use its reasonable commercial efforts to obtain approval of the listing and posting for trading on the TSX and NYSE of the Consideration Shares and otherwise comply with the TSX and NYSE requirements relevant to this Agreement;

(d)	use all commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(e)	as promptly as practicable, prepare and file all necessary documents, registrations, statements, petitions, filings and applications for any Regulatory Approvals and use reasonable commercial efforts to obtain and maintain all Regulatory Approvals;

(f)	cooperate with the Company in connection with obtaining any Regulatory Approvals including providing the Company with copies of all notices and information or other correspondence supplied to, filed with or received from any Governmental Entity (provided that, notwithstanding anything to the contrary set forth in this Agreement, the Purchaser is under no obligation to take any steps or actions that would, in its sole discretion, affect the Purchaser’s right to own, use or exploit its business, operations or assets or those of the Company);

(g)	subject to Section 4.3(2)(f), not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(3)	The Purchaser shall promptly notify the Company of:

(a)	any Material Adverse Effect with respect to the Purchaser or any change, effect, event, development, occurrence, circumstance or state of facts which could reasonably be expected to have a Material Adverse Effect with respect to the Purchaser;

(b)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement;

(c)	any notice or other communication from any Governmental Entity in connection with this Agreement (and contemporaneously provide a copy of any such written notice or communication to the Company); and

(d)	any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Purchaser relating to this Agreement or the Arrangement.

(4)	The Purchaser will make joint elections with Eligible Holders in respect of the disposition of their Common Shares pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement. The agreed amount under such joint elections shall be determined by each Eligible Holder in his or her sole discretion within the limits set out in the Tax Act (or any similar provision of any provincial tax legislation).

Section 4.4     Access to Information; Confidentiality

(1)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with Laws and the terms of any existing Contracts upon reasonable notice, each of the Purchaser and the Company shall, and shall cause their respective representatives to, afford to the other Party and to representatives of the other Party, such access as the other Party may reasonably require at all reasonable times during normal business hours, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and contracts, and shall furnish the other Party with all data and information as the other Party may reasonably request.

(2)	Investigations made by or on behalf of the Purchaser or the Company, whether under this Section 4.4 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the other in this Agreement.

(3)	Each of the Parties acknowledges that the Confidentiality Agreement continues to apply and that any information provided under Section 4.4(1) above that is non-public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement; provided that to the extent any provision of the Confidentiality Agreement conflicts with the terms of this Agreement, the terms of this Agreement shall prevail. If this Agreement is terminated in accordance with its terms, the obligations under the Confidentiality Agreement shall survive the termination of this Agreement.

Section 4.5     Pre-Acquisition Reorganization

(1)	Subject to Section 4.5(2), the Company agrees that, upon request of the Purchaser, the Company shall (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”), and (ii) cooperate with the Purchaser and its advisors to determine the nature of the Pre- Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.

(2)	The Company will not be obligated to participate in any Pre-Acquisition Reorganization under Section 4.5(1) unless such Pre-Acquisition Reorganization:

(a)	can be completed prior to the Effective Date, and can be unwound in the event the Arrangement is not consummated without adversely affecting the Company in any material manner;

(b)	is not prejudicial to the Company in any material respect; and

(c)	does not impair the ability of the Company to consummate, and will not materially delay the consummation of, the Arrangement.

(3)	The Purchaser must provide written notice to the Company of any proposed Pre- Acquisition Reorganization at least 15 Business Days prior to the Effective Date. Upon receipt of such notice, the Company and the Purchaser shall work cooperatively and use their best efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement and shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the Business Day ending immediately prior to the Effective Date.

(4)	The Purchaser agrees that it will be responsible for all costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless the Company and its affiliates from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization if after participating in any Pre-Acquisition Reorganization the Arrangement is not completed other than due to a breach by the Company of the terms and conditions of this Agreement.

Section 4.6     Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Parties of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b)	result in the failure, in any material respect, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)	Notification provided under this Section 4.8 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)	The Purchaser may not elect to exercise their right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i), unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is 10 Business Days following receipt of such Termination Notice by Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting or the Purchaser Meeting, if necessary, unless the Parties agree otherwise, the Company shall postpone or adjourn the Company Meeting, and the Purchaser shall postpone or adjourn the Purchaser Meeting, if necessary, to the earlier of (a) five (5) Business Days prior to the Outside Date and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.7     Public Communications

The Parties shall cooperate in the preparation of presentations, if any, to the Company Securityholders and the Purchaser Shareholders regarding the Arrangement. A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Parties (which consent shall not be unreasonably withheld or delayed), and neither Party may make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); provided that any Party that, in the opinion of its outside legal counsel, is required to make disclosure by Law shall use its best efforts to give the other Parties prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Parties or their counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing.

Section 4.8     Insurance and Indemnification

(1)	Prior to the Effective Date, the Company shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Company to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that the Purchaser will not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 200% of the Company’s current annual aggregate premium for policies currently maintained by the Company.

(2)	The Purchaser shall honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries to the extent that they are disclosed in Section 4.8(2) of the Company Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Section 4.8(2) of the Company Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date. The provisions of this Section 4.8 shall be binding, jointly and severally, on all successors of the Purchaser.

(3)	If the Company or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates or amalgamates with or merges or liquidates into any other Person and is not a continuing or surviving corporation or entity of such consolidation, amalgamation, merger or liquidation, or (ii) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or its Subsidiaries) assumes all of the obligations set forth in this Section 4.8.

Section 4.9     Company Options and Company RSUs

(1)	Subject to the terms and conditions of this Agreement, pursuant to the Plan of Arrangement, at the Effective Time, each Company Option which is outstanding and which has not been duly exercised prior to the Effective Time, notwithstanding the terms of the Company Stock Option Plan, without any further action by or on behalf of a Company Optionholder, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount by which $9.40 exceeds the exercise price of such Company Option less applicable withholdings, and such Company Option shall immediately be cancelled and, for greater certainty, where such amount is a negative, neither the Company nor the Purchaser shall be obligated to pay the Company Optionholder any amount in respect of such Company Option, and the Company Stock Option Plan will terminate and none of the former Company Optionholders, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the Company Options or the Company Stock Option Plan.

(2)	Subject to the terms and conditions of this Agreement, pursuant to the Plan of Arrangement, at the Effective Time, the Effective Date shall be deemed to be the Redemption Date (as defined in the Company RSU Plan) for all of the then issued and outstanding Company RSUs, and each such Company RSU will be redeemed for two Purchaser Shares plus $0.001 in cash (less any applicable withholding), and thereafter the Company RSU Plan will terminate and none of the former holders of Company RSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the Company RSU Plan.

Section 4.10   Appointment to Purchaser Board

The Purchaser shall take all necessary actions such that two members of the Company Board who are independent from the Purchaser under National Instrument 52-110 – Audit Committee (to be selected by the Purchaser and identified to the Company prior to the Effective Time) are appointed to the Purchaser Board at the Effective Time and nominated for re-election to the Purchaser Board at, and included on the same basis as all other directors in the meeting materials for, the first annual meeting of Purchaser Shareholders following the Effective Date.

Section 4.11   Specified Acquisition.

The Company shall take all necessary actions to complete the Specified Acquisition on the terms described in Section 1.1(ii) of the Company Disclosure Letter and shall keep the Purchaser fully informed regarding the status of the Specified Acquisition.

ARTICLE 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1     Company Non-Solicitation

(1)	Except as expressly provided in this Article 5, the Company and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of the Company or of any of its Subsidiaries (collectively “Company Representatives”), or otherwise, and shall not permit any such Person to:

(a)	solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal for the Company;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser and its Affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal for the Company;

(c)	make a Company Change in Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal for the Company (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for the Company for a period of no more than five Business Days following such public announcement or public disclosure will not be considered to be in violation of this Section 5.1(1) provided the Company Board has rejected such Acquisition Proposal and reaffirmed the Company Board Recommendation before the end of such five Business Day period (or in the event that the Company Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Company Meeting)); or

(e)	accept or enter into (other than a confidentiality agreement permitted by and in accordance with Section 5.4) or publicly propose to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal for the Company.

(2)	The Company shall, and shall cause its Subsidiaries and the Company Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser and its Affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal for the Company, and in connection therewith the Company shall:

(a)	immediately discontinue access to and disclosure of all information, including the Company Data Room and any other data room, and any confidential information, properties, facilities, books and records of the Company or any of its Subsidiaries; and

(b)	promptly request, and exercise all rights it has to require: (i) the return or destruction of all copies of any confidential information regarding the Company or any Subsidiary provided to any Person other than the Purchaser, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any Subsidiary, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)	The Company represents and warrants that the Company has not waived any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company or any Subsidiary is a party, and further covenants and agrees that (i) the Company shall take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company or any Subsidiary is a party, and (ii) neither the Company, nor any Subsidiary, nor any of the Company Representatives have or will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company or any of its Subsidiaries under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company or any Subsidiary is a party, nor will the Company waive application of the Rights Plan in favour of any third party (it being acknowledged by the Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as the result of entering into of this Agreement will not constitute a breach of this Section 5.1(3)).

Section 5.2     Purchaser Non-Solicitation

(1)	Except as expressly provided in this Article 5, the Purchaser and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of the Purchaser or of any of its Subsidiaries (collectively “Purchaser Representatives”), or otherwise, and shall not permit any such Person to:

(a)	solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Purchaser or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal for the Purchaser;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Company and its Affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal for the Purchaser;

(c)	make a Purchaser Change in Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal for the Purchaser (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for the Purchaser for a period of no more than five Business Days following such public announcement or public disclosure will not be considered to be in violation of this Section 5.2(1) provided the Purchaser Board has rejected such Acquisition Proposal and reaffirmed the Purchaser Board Recommendation before the end of such five Business Day period (or in the event that the Purchaser Meeting, if necessary, is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Purchaser Meeting, if necessary)); or

(e)	accept or enter into (other than a confidentiality agreement permitted by and in accordance with Section 5.6) or publicly propose to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal for the Purchaser.

(2)	The Purchaser shall, and shall cause its Subsidiaries and the Purchaser Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Company and its Affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal for the Purchaser, and in connection therewith the Purchaser shall:

(a)	immediately discontinue access to and disclosure of all information, including the Purchaser Data Room and any other data room, and any confidential information, properties, facilities, books and records of the Purchaser or any of its Subsidiaries; and

(b)	promptly request, and exercise all rights it has to require: (i) the return or destruction of all copies of any confidential information regarding the Purchaser or any Subsidiary provided to any Person other than the Company, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Purchaser or any Subsidiary, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)	The Purchaser represents and warrants that the Purchaser has not waived any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Purchaser or any Subsidiary is a party, and further covenants and agrees that (i) the Purchaser shall take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Purchaser or any Subsidiary is a party, and (ii) neither the Purchaser, nor any Subsidiary, nor any of the Purchaser Representatives have or will, without the prior written consent of the Company (which may be withheld or delayed in the Company’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Purchaser or any of its Subsidiaries under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Purchaser or any Subsidiary is a party, nor will the Purchaser waive application of the Purchaser Rights Plan in favour of any third party (it being acknowledged by the Company that the automatic termination or release of any standstill restrictions of any such agreements as the result of entering into of this Agreement will not constitute a breach of this Section 5.2(3)).

Section 5.3     Notification of Acquisition Proposals

(1)	If the Company or any of its Subsidiaries or any of the Company Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal for the Company, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary in connection with an Acquisition Proposal for the Company, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any Subsidiary, the Company shall promptly notify the Purchaser, at first orally, and then as soon as practicable and in any event within 24 hours in writing, of such Acquisition Proposal for the Company, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal for the Company, inquiry, proposal, offer or request, and shall provide the Purchaser with copies of all written documents, material or substantive correspondence or other material received in respect of, from or on behalf of any such

Persons. The Company shall keep the Purchaser fully informed on a current basis of the status of developments and (to the extent permitted by Section 5.4) negotiations with respect to such Acquisition Proposal for the Company, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal for the Company, inquiry, proposal, offer or request and shall provide to the Purchaser copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence communicated to the Company by or on behalf of any Person making any such Acquisition Proposal for the Company, inquiry, proposal, offer or request.

(2)	If the Purchaser or any of its Subsidiaries or any of the Purchaser Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal for the Purchaser, or any request for copies of, access to, or disclosure of, confidential information relating to the Purchaser or any Subsidiary in connection with an Acquisition Proposal for the Purchaser, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Purchaser or any Subsidiary, the Purchaser shall promptly notify the Company, at first orally, and then as soon as practicable and in any event within 24 hours in writing, of such Acquisition Proposal for the Purchaser, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal for the Purchaser, inquiry, proposal, offer or request, and shall provide the Company with copies of all written documents, material or substantive correspondence or other material received in respect of, from or on behalf of any such Persons. The Purchaser shall keep the Company fully informed on a current basis of the status of developments and (to the extent permitted by Section 5.4) negotiations with respect to such Acquisition Proposal for the Purchaser, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal for the Purchaser, inquiry, proposal, offer or request and shall provide to the Company copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence communicated to the Purchaser by or on behalf of any Person making any such Acquisition Proposal for the Purchaser, inquiry, proposal, offer or request.

Section 5.4     Responding to an Acquisition Proposal for the Company

Notwithstanding Section 5.1, if at any time prior to obtaining the Required Approval of the Arrangement Resolution, the Company receives a written Acquisition Proposal for the Company, the Company may (i) contact the Person making such Acquisition Proposal for the Company and its representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal for the Company, and (ii) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal for the Company, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company or its Subsidiaries for a maximum of 10 calendar days after the day on which access or disclosure is first afforded to the Person making the Acquisition Proposal for the Company, if and only if, in the case of this clause (ii):

(1)	the Company Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal for the Company constitutes or would reasonably be expected to constitute a Superior Proposal, and, after consultation with its outside legal counsel, that the failure to engage in such discussions or negotiations would be inconsistent with its fiduciary duties;

(2)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company or any of its Subsidiaries;

(3)	the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(4)	prior to providing any such copies, access or disclosure to such Person, the Company enters into a confidentiality and standstill agreement with such Person (unless such Person is already a party to a confidentiality and standstill agreement with the Company) that contains a standstill provision that is no less onerous or more beneficial to such Person than that in the Confidentiality Agreement and is otherwise on terms that are no less favourable to the Company than those found in the Confidentiality Agreement, and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to the Purchaser (by posting such information to the Company Data Room or otherwise); and

(5)	the Company promptly provides the Purchaser with:

(a)	two business days prior written notice stating the Company’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure and that the Company Board has determined that failure to take such action would be inconsistent with its fiduciary duties; and

(b)	prior to providing any such copies, access or disclosure to such Person, the Company provides the Purchaser with a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.4(4).

Section 5.5     Purchaser Right to Match

(1)	If the Company receives an Acquisition Proposal for the Company that constitutes a Superior Proposal prior to receipt of the Required Approval of the Arrangement Resolution, the Company may, subject to compliance with Article 7 and Section 8.2, enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(a)	the Person making the Superior Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-

disclosure, use, business purpose or similar restriction with the Company or any of its Subsidiaries;

(b)	the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(c)	the Company has delivered to the Purchaser a written notice of the determination of the Company Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Company to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the Company Board regarding the value and financial terms that the Company Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal (the “Company Superior Proposal Notice”);

(d)	the Company has provided the Purchaser a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to the Company in connection therewith;

(e)	at least five (5) Business Days (the “Company Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Company Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 5.5(1)(d);

(f)	during any Company Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.5(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	after the Company Matching Period, the Company Board (i) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.5(2)) and (ii) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure by the Company Board to recommend that the Company enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

(h)	prior to or concurrently with entering into such definitive agreement the Company terminates this Agreement pursuant to Section 7.2(1)(c)(iii) and pays the Company Termination Fee pursuant to Section 8.2.

(2)	During the Company Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Company Board shall review any offer made by the Purchaser under Section 5.5(1)(f) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal for the Company previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Securityholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.5, and the Purchaser shall be afforded a new five (5) Business Day Company Matching Period from the later of the date on which the Purchaser received the Company Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 5.5(1)(d) from the Company.

(4)	The Company Board shall promptly reaffirm the Company Board Recommendation by press release after any Acquisition Proposal for the Company which is not determined to be a Superior Proposal is publicly announced or publicly disclosed or the Company Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.5(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its counsel.

(5)	If the Company provides a Company Superior Proposal Notice to the Purchaser after a date that is less than ten (10) Business Days before the Company Meeting, the Company shall either proceed with or shall postpone the Company Meeting to a date that is not more than fifteen (15) Business Days after the scheduled date of the Company Meeting, as directed by the Purchaser acting reasonably; provided, however, that the Company Meeting shall not be adjourned or postponed to a date later than five (5) Business Days prior to the Outside Date.

(6)	Nothing in this Agreement shall prevent the Company Board from, subject to its obligations under Section 8.2, complying with Section 2.17 of Multilateral Instrument 62- 104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal for the Company.

Section 5.6     Responding to an Acquisition Proposal for the Purchaser

Notwithstanding Section 5.2, if at any time prior to obtaining the Purchaser Shareholder Approval, the Purchaser receives a written Acquisition Proposal for the Purchaser, the Purchaser may (i) contact the Person making such Acquisition Proposal for the Purchaser and its representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal for the Purchaser, and (ii) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal for the Purchaser, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Purchaser or its Subsidiaries for a maximum of 10 calendar days after the day on which access or disclosure is first afforded to the Person making the Acquisition Proposal for the Purchaser, if and only if, in the case of this clause (ii):

(1)	the Purchaser Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal for the Purchaser constitutes or would reasonably be expected to constitute a Superior Proposal, and, after consultation with its outside legal counsel, that the failure to engage in such discussions or negotiations would be inconsistent with its fiduciary duties;

(2)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Purchaser or any of its Subsidiaries;

(3)	the Purchaser has been, and continues to be, in compliance with its obligations under this Article 5;

(4)	prior to providing any such copies, access or disclosure to such Person, the Purchaser enters into a confidentiality and standstill agreement with such Person (unless such Person is already a party to a confidentiality and standstill agreement with the Purchaser) that contains a standstill provision that is no less onerous or more beneficial to such Person than that in the Confidentiality Agreement and is otherwise on terms that are no less favourable to the Purchaser than those found in the Confidentiality Agreement, and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to the Company (by posting such information to the Purchaser Data Room or otherwise); and

(5)	the Purchaser promptly provides the Company with:

(a)	two business days prior written notice stating the Purchaser’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure and that the Purchaser Board has determined that failure to take such action would be inconsistent with its fiduciary duties; and

(b)	prior to providing any such copies, access or disclosure to such Person, the Purchaser provides the Company with a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.6(4).

Section 5.7      Company Right to Match

(1)	If the Purchaser receives an Acquisition Proposal for the Purchaser that constitutes a Superior Proposal prior to obtaining the Purchaser Shareholder Approval, the Purchaser may, subject to compliance with Article 7 and Section 8.2, enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(a)	the Person making the Superior Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non- disclosure, use, business purpose or similar restriction with the Purchaser or any of its Subsidiaries;

(b)	the Purchaser has been, and continues to be, in compliance with its obligations under this Article 5;

(c)	the Purchaser has delivered to the Company a written notice of the determination of the Purchaser Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Purchaser to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the Purchaser Board regarding the value and financial terms that the Purchaser Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal (the “Purchaser Superior Proposal Notice”);

(d)	the Purchaser has provided the Company a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to the Purchaser in connection therewith;

(e)	at least five (5) Business Days (the “Purchaser Matching Period”) have elapsed from the date that is the later of the date on which the Company received the Purchaser Superior Proposal Notice and the date on which the Company received all of the materials set forth in Section 5.7(1)(d);

(f)	during any Purchaser Matching Period, the Company has had the opportunity (but not the obligation), in accordance with Section 5.7(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	after the Purchaser Matching Period, the Purchaser Board (i) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Company under Section 5.7(2)) and (ii) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure by the Purchaser Board to recommend that the Purchaser enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

(h)	prior to or concurrently with entering into such definitive agreement the Purchaser terminates this Agreement pursuant to Section 7.2(1)(d)(iii) and pays the Purchaser Termination Fee pursuant to Section 8.2.

(2)	During the Purchaser Matching Period, or such longer period as the Purchaser may approve in writing for such purpose: (a) the Purchaser Board shall review any offer made by the Company under Section 5.7(1)(f) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal for the Purchaser previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Purchaser shall negotiate in good faith with the Company to make such amendments to the terms of this Agreement and the Arrangement as would enable the Company to proceed with the transactions contemplated by this Agreement on such amended terms. If the Purchaser Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Purchaser shall promptly so advise the Company and the Purchaser and the Company shall amend this Agreement to reflect such offer made by the Company, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Purchaser Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.7, and the Company shall be afforded a new five (5) Business Day Purchaser Matching Period from the later of the date on which the Company received the Purchaser Superior Proposal Notice and the date on which the Company received all of the materials set forth in Section 5.7(1)(d) from the Purchaser.

(4)	The Purchaser Board shall promptly reaffirm the Purchaser Board Recommendation by press release after any Acquisition Proposal for the Purchaser which is not determined to be a Superior Proposal is publicly announced or publicly disclosed or the Purchaser Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.7(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Purchaser shall provide the Company and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Company and its counsel.

(5)	If the Purchaser provides a Purchaser Superior Proposal Notice to the Company after a date that is less than ten (10) Business Days before the Purchaser Meeting, if necessary, the Purchaser shall either proceed with or shall postpone the Purchaser Meeting, if necessary, to a date that is not more than fifteen (15) Business Days after the scheduled date of the Purchaser Meeting, if necessary, as directed by the Company acting reasonably; provided, however, that the Purchaser Meeting, if necessary, shall not be adjourned or postponed to a date later than five (5) Business Days prior to the Outside Date.

(6)	Nothing in this Agreement shall prevent the Purchaser Board from, subject to its obligations under Section 8.2, complying with Section 2.17 of Multilateral Instrument 62- 104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal for the Purchaser.

(7)	Notwithstanding anything in this Agreement to the contrary, at any time following the date of this Agreement and prior to the Effective Time, the Purchaser Board may publicly accept or recommend that the Purchaser Shareholders accept and/or enter into a definitive agreement with respect to a Change of Control Proposal, and the Company shall have no right to terminate this Agreement as a result, provided that:

(a)	if the Change of Control Proposal is structured as a take-over bid, the date upon which any securities may be taken up by the offeror shall be after the Effective Date, and

(b)	if the Change of Control Proposal requires approval by the Purchaser Shareholders, the record date for any meeting of the Purchaser Shareholders that is required to be held to consider the Change of Control Proposal shall be after the Effective Date.

Section 5.8     Breach by Representatives

Without limiting the generality of the foregoing, the Company and the Purchaser shall advise the Company Representatives and the Purchaser Representatives, as applicable, of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Company or the Company Representatives or by the Purchaser or the Purchaser Representatives is deemed to be a breach of this Article 5 by the Company or the Purchaser, as applicable.

ARTICLE 6
CONDITIONS

Section 6.1     Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Company Shareholders and Company Optionholders at the Company Meeting in accordance with the Interim Order.

(2)	Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)	Purchaser Shareholder Approval. The Purchaser Shareholder Approval shall have been obtained.

(4)	Illegality. No Law is in effect or threatened that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

(5)	TSX and NYSE Approval. The conditional approval from the TSX and the NYSE shall have been obtained by the Purchaser with respect to the issuance of the Consideration Shares.

Section 6.2     Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of the Company which are qualified by references to materiality or by the expression “Material Adverse Effect” and the representations and warranties set forth in Paragraphs (1), (2), (3), (5)(a), (6), (8), (9), (23), (24) or (25) of Schedule C were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all respects, and all other representations and warranties of the Company were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Company has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(2)	Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(3)	Regulatory Approvals. Each required Regulatory Approval has been made, given or obtained on terms acceptable to the Purchaser and each such Regulatory Approval is in force and has not been modified.

(4)	No Legal Action. There is no action or proceeding (whether, for greater certainty, by a Governmental Entity or any other Person) pending or threatened in any jurisdiction to:

(a)	cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, the Purchaser’s ability to acquire, hold, or exercise full rights of ownership over, any Common Shares, including the right to vote the Common Shares;

(b)	prohibit, restrict or impose terms or conditions on, the Arrangement, or the ownership or operation by the Purchaser of the business or assets of the Purchaser, the Company or their respective Subsidiaries, or compel the Purchaser to dispose of or hold separate any of the business or assets of the Purchaser, the Company or their respective Subsidiaries as a result of the Arrangement; or

(c)	prevent or materially delay the consummation of the Arrangement, or if the Arrangement were to be consummated, have a Material Adverse Effect with respect to the Company.

(5)	Dissent Rights. Dissent Rights have not been exercised with respect to more than 5% of the issued and outstanding Common Shares.

(6)	Key Consents. Each of the Key Consents has been given or obtained on terms acceptable to the Purchaser, acting reasonably.

(7)	Material Adverse Effect. There shall not have been or occurred a Material Adverse Effect with respect to the Company.

(8)	Purchaser Voting Agreements. There has not been any breach of any of the Purchaser Voting Agreements by any party to any such agreement other than the Purchaser.

(9)	Specified Acquisition. The Company shall have completed the Specified Acquisition on the terms described in Section 1.1(ii) of the Company Disclosure Letter.

Section 6.3     Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of the Purchaser which are qualified by references to materiality and the representations and warranties set forth in Paragraphs (1), (2), (3), (5)(a) and (6) of Schedule D were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all respects, and all other representations and warranties of the Purchaser were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Purchaser has delivered a certificate confirming same to the Company, executed by two (2) senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(2)	Performance of Covenants. The Purchaser has fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Company, executed by two (2) senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(3)	Material Adverse Effect. There shall not have been or occurred a Material Adverse Effect with respect to the Purchaser.

(4)	Company Voting Agreements. There has not been any breach of any of the Company Voting Agreements by any party to any such agreement other than the Company.

Section 6.4     Satisfaction of Conditions

The  conditions  precedent  set  out  in  Section 6.1,  Section 6.2  and  Section 6.3  will  be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7
TERM AND TERMINATION

Section 7.1     Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2     Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either the Company or the Purchaser if:

(i)	the Purchaser Shareholder Approval Written Resolution has not been received and the Purchaser Shareholder Approval Resolution is not approved by the requisite vote at the Purchaser Meeting provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(i) if the failure to obtain the Purchaser Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii)	the Arrangement Resolution is not approved by the Company Shareholders and Company Optionholders at the Company Meeting in accordance with the Interim Order provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) if the failure to obtain the approval of the Company Shareholders and Company Optionholders has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(iii)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable; or

(iv)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iv) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(c)	the Company if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) or Section 6.3(2) not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 4.6(3); provided that any wilful breach shall be deemed to be incurable and the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) or Section 6.2(2) not to be satisfied;

(ii)	except for actions taken by the Purchaser Board in compliance with Section 5.7(7), (A) the Purchaser Board or any committee of the Purchaser Board (1) fails to unanimously recommend or withdraws, amends, modifies or qualifies the Purchaser Board Recommendation, or publicly proposes or states its intention to do so, (2) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal for the Purchaser or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for the Purchaser for more than five Business Days (or beyond the third Business Day prior to the date of the Purchaser Meeting, if necessary, if sooner), (3) accepts or enters into (other than a confidentiality agreement permitted by and in accordance with Section 5.6(4)) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal for the Purchaser, or (4) fails to publicly recommend or reaffirm the Purchaser Board Recommendation within five Business Days after having been requested in writing by the Company to do so (or in the event that the Purchaser Meeting, if necessary, is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Purchaser Meeting, if necessary) (each of the actions described in this clause (A), a “Purchaser Change in Recommendation”), or (B) the Purchaser breaches Article 5 in any material respect;

(iii)	prior to receipt of the Required Approval of the Arrangement Resolution, the Company Board authorizes the Company to enter into a written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.4(4)) with respect to a

Company Superior Proposal in accordance with Section 5.5, provided the Company is then in compliance with Article 5 and that prior to or concurrent with such termination the Company pays the Company Termination Fee in accordance with Section 8.2(2)(b); or

(iv)	there has occurred a Material Adverse Effect with respect to the Purchaser;

(d)	the Purchaser if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1) or Section 6.2(2) not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 4.6(3); provided that any wilful breach shall be deemed to be incurable and the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3(1) or Section 6.3(2) not to be satisfied;

(ii)	(A) the Company Board or any committee of the Company Board (1) fails to unanimously recommend or withdraws, amends, modifies or qualifies the Company Board Recommendation, or publicly proposes or states its intention to do so, (2) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal for the Company or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for the Company for more than five Business Days (or beyond the third Business Day prior to the date of the Company Meeting, if sooner), (3) accepts or enters into (other than a confidentiality agreement permitted by and in accordance with Section 5.4(4)) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal for the Company, or (4) fails to publicly recommend or reaffirm the Company Board Recommendation within five Business Days after having been requested in writing by the Purchaser to do so (or in the event that the Company Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Company Meeting ) (each of the actions described in this clause (A), a “Company Change in Recommendation”), or (B) the Company breaches Article 5 in any material respect;

(iii)	prior to the approval by the Purchaser Shareholders of the Purchaser Shareholder Approval resolution, the Purchaser Board authorizes the Purchaser to enter into a written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.6(4)) with respect to a Purchaser Superior Proposal in accordance with Section 5.7, provided the Purchaser is then in compliance with Article 5 and that prior to or concurrent with such termination the Purchaser pays the Purchaser Termination Fee in accordance with Section 8.2(3)(b);

(iv)	the condition set forth in Section 6.2(5) is not capable of being satisfied by the Outside Date; or

(v)	there has occurred a Material Adverse Effect with respect to the Company.

(2)	The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3     Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 4.8 shall survive for a period of six (6) years following such termination; and (b) in the event of termination under Section 7.2,  this Section 7.3, Section 8.2 through to and including Section 8.16, all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement, shall survive any such termination of this Agreement, and provided further that no Party shall be relieved of any liability for any wilful breach by it of this Agreement.

ARTICLE 8
GENERAL PROVISIONS

Section 8.1     Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Shareholders or Company Optionholders, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation:

(1)	change the time for performance of any of the obligations or acts of the Parties;

(2)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(3)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(4)	modify any mutual conditions contained in this Agreement.

Section 8.2     Termination Fees

(1)	For the purposes of this Agreement,

(a)	“Company Termination Fee” and “Purchaser Termination Fee” means U.S.$20,000,000.

(b)	“Company Termination Fee Event” means the termination of this Agreement:

(i)	by the Purchaser, pursuant to Section 7.2(1)(d)(ii);

(ii)	by the Company, pursuant to Section 7.2(1)(c)(iii);

(iii)	pursuant to any Subsection of Section 7.2(1) if at such time the Purchaser is entitled to terminate this Agreement pursuant to Section 7.2(1)(d)(ii) (other than a termination by the Purchaser pursuant to Section 7.2(1)(d)(ii) where the Company Change in Recommendation resulted from the occurrence of a Material Adverse Effect with respect to the Purchaser);

(iv)	by the Company or the Purchaser pursuant to Section 7.2(1)(b)(ii) or Section 7.2(1)(b)(iv), or by the Purchaser pursuant to Section 7.2(1)(d)(i), if:

(A)	prior to such termination, an Acquisition Proposal for the Company is made or publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser or any of its Affiliates) or any Person (other than the Purchaser or any of its Affiliates) shall have publicly announced an intention to make an Acquisition Proposal for the Company; and

(B)	within 365 days following the date of such termination, (x) an Acquisition Proposal for the Company (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated or effected, or (y) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of such Acquisition Proposal for the Company (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later consummated or effected (whether or not such Acquisition Proposal is later consummated or effected within 365 days after such termination)

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning specified in Section 1.1, except that references to “20% or more” in the definition of “Acquisition Proposal” in Section 1.1 shall be deemed to be references to “50% or more”.

(c)	“Purchaser Termination Fee Event” means the termination of this Agreement:

(i)	by the Company, pursuant to Section 7.2(1)(c)(ii);

(ii)	by the Purchaser, pursuant to Section 7.2(1)(d)(iii);

(iii)	pursuant to any Subsection of Section 7.2(1) if at such time the Company is entitled to terminate this Agreement pursuant to Section 7.2(1)(c)(ii) (other than a termination by the Company pursuant to Section 7.2(1)(c)(ii) where the Purchaser Change in Recommendation resulted from the occurrence of a Material Adverse Effect with respect to the Company);or

(iv)	by the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) or Section 7.2(1)(b)(iv), or by the Company pursuant to Section 7.2(1)(c)(i), if:

(A)	prior to such termination, an Acquisition Proposal for the Purchaser is made or publicly announced or otherwise publicly disclosed by any Person (other than the Company or any of its Affiliates) or any Person (other than the Company or any of its Affiliates) shall have publicly announced an intention to make an Acquisition Proposal for the Purchaser; and

(B)	within 365 days following the date of such termination, (x) an Acquisition Proposal for the Purchaser (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated or effected, or (y) the Purchaser or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of such Acquisition Proposal for the Purchaser (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later consummated or effected (whether or not such Acquisition Proposal is later consummated or effected within 365 days after such termination)

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning specified in Section 1.1, except that references to “20% or more” in the definition of “Acquisition Proposal” in Section 1.1 shall be deemed to be references to “50% or more”.

(2)	The Company Termination Fee shall be paid by the Company to the Purchaser (or as the Purchaser may direct by notice in writing) as follows, by wire transfer of immediately available funds, if a Company Termination Fee Event occurs due to:

(a)	a termination of this Agreement described in Section 8.2(1)(b)(i) or Section 8.2(1)(b)(iii), within two (2) Business Days of the occurrence of such Company Termination Fee Event;

(b)	a termination of this Agreement described in Section 8.2(1)(b)(ii), prior to or simultaneously with the occurrence of such Company Termination Fee Event; and

(c)	a termination of this Agreement described in Section 8.2(1)(b)(iv), upon the consummation/closing of the Acquisition Proposal for the Company referred to therein.

(3)	The Purchaser Termination Fee shall be paid by the Purchaser to the Company (or as the Company may direct by notice in writing) as follows, by wire transfer of immediately available funds, if a Purchaser Termination Fee Event occurs due to:

(a)	a termination of this Agreement described in Section 8.2(1)(c)(i) or Section 8.2(1)(c)(iii), within two (2) Business Days of the occurrence of such Purchaser Termination Fee Event;

(b)	a termination of this Agreement described in Section 8.2(1)(c)(ii), prior to or simultaneously with the occurrence of such Purchaser Termination Fee Event; and

(c)	a termination of this Agreement described in Section 8.2(1)(c)(iv), upon the consummation/closing of the Acquisition Proposal for the Purchaser referred to therein.

(4)	The Company and the Purchaser acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, neither the Purchaser nor the Company would enter into this Agreement, and that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damages, and out-of-pocket expenditures, which the Purchaser or the Company, as applicable, will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. The Company and the Purchaser irrevocably waive any right they may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where the Company or the Purchaser is entitled to the Company Termination Fee or the Purchaser Termination Fee, as applicable, and such applicable termination fee is paid in full, the Company or the Purchaser, as the case may be, shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of their respective Affiliates in connection with this Agreement or the transactions contemplated hereby; provided, however, that payment of the Company Termination Fee or the Purchaser Termination Fee, as applicable, shall not be in lieu of any damages or any other payment or remedy available (including, without limitation, an order for specific performance) in the event of any wilful breach by such Party of any of its obligations under this Agreement or fraud.

Section 8.3     Expenses

Except as expressly otherwise provided in this Agreement, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

Section 8.4     Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a)	to the Purchaser at:

Nevsun Resources Ltd. 760-669 Howe St.
Vancouver, BC V6C 2E5

Attention: Joseph Giuffre Facsimile: (604) 623-4791

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West 199 Bay Street
Toronto, ON M5L 1B9

Attention: Jay Kellerman
Amanda Linett
Facsimile: (416) 947-0866

(b)	to the Company at:

Reservoir Minerals Inc. 501-543 Granville Street Vancouver, BC V6C 1X8

Attention: Kim Casswell Facsimile: (604) 688-1157

with a copy to:

Blake, Cassels & Graydon LLP 23 College Hill 5th Floor

London EC4R 2RP England

Attention: David Glennie Steven McKoen

Facsimile: 604-631-3309

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day,

(ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.5      Time of the Essence.

Time is of the essence in this Agreement.

Section 8.6      Injunctive Relief.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

Section 8.7      Third Party Beneficiaries.

(1)	Except as provided in Section 4.5(4) and Section 4.8 which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.7 as the “Indemnified Persons”), the Company and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)	Despite the foregoing, the Parties acknowledge to each of the Indemnified Persons their direct rights against the applicable Party under Section 4.5(4) and Section 4.8, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

Section 8.8     Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9     Entire Agreement.

This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties; provided that to the extent any provisions of the Confidentiality Agreement conflict with the terms of this Agreement, the terms of this Agreement shall prevail. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.10   Successors and Assigns.

(1)	This Agreement becomes effective only when executed by the Company and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company, the Purchaser and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

Section 8.11   Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.12   Governing Law.

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(2)	Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.13   Rules of Construction.

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.14   No Liability.

No director or officer of the Purchaser shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

Section 8.15   Language.

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 8.16   Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

NEVSUN RESOURCES LTD.

By: (signed) “Joseph Giuffre”
Authorized Signing Officer

RESERVOIR MINERALS INC.

By: (signed) “Simon Ingram”
Authorized Signing Officer

[Signature Page to Arrangement Agreement]

SCHEDULE A
PLAN OF ARRANGEMENT

UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
 INTERPRETATION

1.1              Definitions.

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means the arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of April 22, 2016 between the Purchaser and the Company, including all schedules annexed thereto, as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution of the Company Shareholders and Company Optionholders approving this Plan of Arrangement, which is to be considered at the Company Meeting.

“BCBCA” means the Business Corporations Act (British Columbia).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Vancouver, British Columbia.

“Canadian Resident” a beneficial owner of Common Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person) or a partnership, any member of which is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person).

“Common Shares” means the common shares in the capital of the Company. “Company” means Reservoir Minerals Inc.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Securityholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Company Meeting” means the special meeting of Company Shareholders and Company Optionholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Options” means the outstanding options to purchase Common Shares issued pursuant to the Company Stock Option Plan.

“Company Optionholders” means the holders of Company Options.

“Company RSU Plan” means the restricted share unit plan of the Company effective as of March 13, 2013.

“Company RSUs” means the outstanding restricted share units issued under the Company RSU Plan.

“Company Securityholders” means, collectively, the Company Shareholders, the Company Optionholders and the holders of Company RSUs.

“Company Shareholders” means the registered or beneficial holders of the Common Shares, as the context requires, and “Company Shareholder” means any one of them.

“Company Stock Option Plan” means the stock option plan of the Company dated October 17, 2011.

“Consideration” means two Purchaser Shares plus $0.001 in cash, for each Common Share.

“Court” means the Supreme Court of British Columbia. “Depositary” means Computershare Investor Services Inc. “Dissent Rights” has the meaning ascribed thereto in Section 3.1.

“Dissenting Holder” means a registered Company Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder.

“Dissenting Shares” has the meaning ascribed thereto in Section 3.1.

“Effective Date” means the date upon which the Plan of Arrangement becomes effective in accordance with the BCBCA.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Eligible Holder” means a: (i) a Canadian Resident, or (ii) an Eligible Non-Resident.

“Eligible Non-Resident” means a beneficial owner of Common Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and any applicable income tax treaty or convention and whose Common Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act, or a partnership, any member of which is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and any applicable income tax treaty or convention and whose Common Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act.

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, minister, cabinet, governor in council, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have (or are applied as if they have) the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Letter of Transmittal” means the letter of transmittal sent to holders of Common Shares for use in connection with the Arrangement.

“Parties” means the Company and the Purchaser and “Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 288 of the BCBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” means Nevsun Resources Ltd.

“Purchaser Shares” means the common shares in the capital of the Purchaser.

“Rights Plan” means the shareholder rights plan agreement between the Company and Computershare Investor Services Inc., adopted by the Company Board on March 12, 2014.

“Section 85 Election” shall have the meaning ascribed thereto in Section 2.6. “Tax Act” means the Income Tax Act (Canada).

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

1.2              Certain Rules of Interpretation.

In this Plan of Arrangement, unless otherwise specified:

(1)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars or to $ are references to Canadian dollars and all references to U.S.$ are references to U.S. dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(5)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re- enacted, unless stated otherwise.

(6)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time are to local time, Vancouver, British Columbia.

ARTICLE 2
THE ARRANGEMENT

2.1              Arrangement Agreement.

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2              Binding Effect.

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, all holders and beneficial owners of Common Shares (including Dissenting Holders), Company Optionholders, holders of Company RSUs, the registrar and transfer agent of the Company, the Depositary and all other Persons, at and after the Effective Time without any further act or formality required on the part of any Person.

2.3              Arrangement.

At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)	notwithstanding the terms of the Rights Plan, the Rights Plan shall be terminated and all rights issued pursuant to the Rights Plan shall be cancelled without any payment in respect thereof;

(b)	each Common Share outstanding immediately prior to the Effective Time held by a Company Shareholder in respect of which Dissent Rights have been validly exercised and have not been withdrawn or deemed to have been withdrawn shall be deemed to have been transferred without any further act or formality, to the Purchaser, free and clear of any Liens, in consideration for a debt claim against the Purchaser in an amount and payable in accordance with Article 3, and:

(i)	such Company Shareholder will cease to be the holder of such Dissenting Shares and will cease to have any rights as holder of such Common Shares other than the right to be paid fair value for such Dissenting Shares as set out in Section 3.1(a);

(ii)	such Company Shareholder’s name will be removed as the registered holder of such Dissenting Shares from the registers of Common Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser will be deemed to be the transferee of such Dissenting Shares, free and clear of any Liens.

(c)	each Common Share outstanding immediately prior to the Effective Time (other than any Common Share in respect of which a Company Shareholder has validly exercised, and has not withdrawn or been deemed to have withdrawn, its Dissent Right, and Common Shares held by the Purchaser or any Affiliate thereof) shall be transferred to, and acquired by the Purchaser, without any further act or formality on the part of the holder of such Common Share or the Purchaser, free and clear of all Liens, in exchange for the Consideration, and the name of each such Company Shareholder will be removed from the register of holders of Common Shares and added to the register of holders of Purchaser Shares, and the Purchaser will be recorded as the registered holder of such Common Shares so exchanged and will be deemed to be the legal and beneficial owner thereof;

(d)	each Company Option which is outstanding and which has not been duly exercised prior to the Effective Time, notwithstanding the terms of the Company Stock Option Plan, without any further action by or on behalf of a Company Optionholder, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount by which $9.40 exceeds the exercise price of such Company Option less applicable withholdings, and such Company Option shall immediately be cancelled and, for greater certainty, where such amount is a negative, neither the Company nor the Purchaser shall be obligated to pay the Company Optionholder any amount in respect of such Company Option, and the Company Stock Option Plan will terminate and none of the former Company Optionholders, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the Company Options or the Company Stock Option Plan; and

(e)	notwithstanding any vesting or exercise provisions to which a Company RSU might otherwise be subject, the Effective Date shall be deemed to be the

Redemption Date (as defined in the Company RSU Plan) for all of the then issued and outstanding Company RSUs, and each such Company RSU will be redeemed for two Purchaser Shares plus $0.001 in cash (less any applicable withholding), and thereafter the Company RSU Plan will terminate and none of the former holders of Company RSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the Company RSU Plan.

2.4              Adjustment to Consideration.

If, on or after the date of the Arrangement Agreement, the Company sets a record date for any dividend or other distribution on the Common Shares that is prior to the Effective Time or the Company pays any dividend or other distribution on the Common Shares prior to the Effective Time: (i) to the extent that the amount of such dividends or distributions per Common Share does not exceed the Consideration per Common Share, the Consideration per Common Share shall be reduced by a number of Purchaser Shares equal to the amount of such dividends or distributions, as applicable; and (ii) to the extent that the amount of such dividends or distributions per Common Share exceeds the Consideration per Common Share, such excess amount shall be placed in escrow for the account of the Purchaser or another Person designated by the Purchaser.

2.5              No Fractional Shares

In no event shall any holder of Common Shares or Company RSUs be entitled to a fractional Purchaser Share. Where the aggregate number of Purchaser Shares to be issued to a person as consideration under or as a result of this Arrangement would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be received by such securityholder shall be rounded down to the nearest whole Purchaser Share and no person will be entitled to any compensation in respect of a fractional Purchaser Share.

2.6              Section 85 Election

An Eligible Holder whose Common Shares are exchanged for the Consideration Shares and cash pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange. The Eligible Holder will  be required to submit information to the Purchaser in a manner that will specified by the Purchaser within 30 days of the Effective Date. The information to be provided by the Eligible Holder will include the number of shares transferred, the transferred properties’ cost base, the applicable agreed amounts for the purposes of such election and other information necessary to complete the Section 85 Election. The Purchaser shall, within 60 days after receiving the submission, and subject to such submission being correct and complete and complying with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return a copy of a completed Section 85 Election to the Eligible Holder for filing with the Canada Revenue Agency (or the applicable provincial tax authority). Neither the Purchaser, the Company nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, the Purchaser or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

ARTICLE 3
RIGHTS OF DISSENT

3.1              Rights of Dissent.

Pursuant to the Interim Order, registered holders of Common Shares may exercise dissent rights (“Dissent Rights”) under Division 2 of Part 8 of the BCBCA, as modified by this Article 3, the Interim Order and the Final Order, with respect to their Common Shares in connection with the Arrangement, provided however that written objection to the Arrangement Resolution contemplated by subsection 242(1)(a) of the BCBCA must be received by the Company not later than 5:00 p.m. (Vancouver time) on the Business Day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Registered holders of Common Shares who duly exercise their Dissent Rights with respect to their Common Shares (“Dissenting Shares”) shall be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 2.3(b), and if they:

(a)	ultimately are entitled to be paid fair value for their Dissenting Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(b)), (ii) will be entitled to be paid the fair value of such Dissenting Shares, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Dissenting Shares; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for such Dissenting Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares;

but in no case will the Company be required to recognize such persons as holding Common Shares on or after the Effective Date.

3.2              Recognition of Dissenting Holders.

(a)	In no circumstances shall the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised.

(b)	For greater certainty, in no case shall the Purchaser, the Company or any other Person be required to recognize Dissenting Holders as holders of Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(b), and the names of such Dissenting Holders shall be removed from the registers of holders of the Common Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(b) occurs. In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options or holders of Company RSUs; and (ii) Company Shareholders who have failed to exercise all the voting rights carried by the Common Shares held by such holders against the Arrangement Resolution.

ARTICLE 4 CERTIFICATES AND PAYMENTS

4.1              Depositary and Procedures.

(a)	The Purchaser will deposit Purchaser Shares and cash with the Depositary to satisfy the consideration issuable and/or payable to the Company Shareholders pursuant to this Plan of Arrangement (other than Company Shareholders validly exercising Dissent Rights and who have not withdrawn their notice of objection).

(b)	After the Effective Date, certificates formerly representing Common Shares which are held by a Company Shareholder will, except for Common Shares held by Dissenting Holders, represent only the right to receive the Consideration issuable and/or payable therefor pursuant to Section 2.3 in accordance with the terms of this Plan of Arrangement.

(c)	No dividends or other distributions declared or made after the Effective Date with respect to the Purchaser Shares with a record date after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates for Common Shares which, immediately prior to the Effective Date, represented outstanding Common Shares and will not be payable or paid until the surrender of certificates for Common Shares for exchange for the Consideration issuable and/or payable therefor pursuant to Section 2.3 in accordance with the terms of this Plan of Arrangement.

(d)	As soon as reasonably practicable after the Effective Date, the Depositary will (i) forward to each Company Shareholder that submitted a duly completed Letter of Transmittal to the Depositary, together with the certificate (if any) representing the Common Shares held by such Company Shareholder, the certificates representing the Purchaser Shares issued to such Company Shareholder pursuant to Section 2.3(c), which shares will be registered in such name or names and either (A) delivered to the address or addresses as such Company Shareholder directed in their Letter of Transmittal or (B) made available for pick up at the offices of the Depositary in accordance with the instructions of the Company Shareholder in the Letter of Transmittal, and

(ii) deliver to each such Company Shareholder the cash which such Company Shareholder has the right to receive under the Arrangement for such Common Shares.

(e)	Company Shareholders that did not submit an effective Letter of Transmittal prior to the Effective Date may take delivery of the Consideration issuable and/or payable to them by delivering the certificates representing Common Shares formerly held by them to the Depositary at the offices indicated in the Letter of Transmittal. Such certificates must be accompanied by a duly completed Letter of Transmittal, together with such other documents as the Depositary may require. Certificates representing the Purchaser Shares issued to such Company Shareholder pursuant to Section 2.3 will be registered in such name or names as such Company Shareholder directed in their Letter of Transmittal and such certificates representing Purchaser Shares and a cheque representing the cash consideration payable pursuant to Section 2.3 will be delivered to the address or addresses such Company Shareholder directed in their Letter of Transmittal or made available for pick up at the offices of the Depositary in accordance with the instructions of the Company Shareholder in the Letter of Transmittal, as soon as reasonably practicable after receipt by the Depositary of the required certificates and documents.

(f)	Any payment made by way of cheque by the Depositary (or the Company, if applicable) pursuant to this Plan of Arrangement that has not been deposited or returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the third anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature. Any certificate which immediately prior to the Effective Date represented outstanding Common Shares and which has not been surrendered, with all other instruments required by this Article 4, on or prior to the third anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in the Company, the Purchaser or the Depositary.

(g)	No holder of Common Shares or Company RSUs shall be entitled to receive any consideration with respect to such Common Shares or Company RSUs other than any consideration to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2              Lost Certificates.

In the event any certificate, which immediately before the Effective Time represented one or more outstanding Common Shares that was exchanged pursuant to Section 2.3, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue and/or pay in exchange for such lost, stolen or destroyed certificate, the consideration to which such Person is entitled in respect  of  the  Common  Shares  represented  by  such  lost,  stolen,  or  destroyed  certificate pursuant to Section 2.3 deliverable in accordance with such Person’s Letter of Transmittal. When authorizing such issuances and/or payment in exchange for any lost, stolen or destroyed certificate, the Person to whom consideration is to be issued and/or paid will, as a condition precedent to the issuance and/or payment thereof, give a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser and the Company, acting reasonably, against any claim that may be made against the Purchaser and/or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3              No Liens.

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.4              Withholding Rights.

(a)	The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to any Company Securityholders under the Plan of Arrangement (including, without limitation, any amounts payable pursuant to Article 3) such amounts as the Purchaser, the Company or the Depositary, as applicable, determines, acting reasonably, are required or permitted to be deducted and withheld from such consideration under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law. To the extent that consideration is so withheld, such consideration shall be treated for all purposes hereof as having been paid to the Company Securityholder in respect of which such deduction, withholding and/or remittance was made; provided that such consideration is actually remitted to the appropriate Governmental Entity.

(b)	Notwithstanding anything to the contrary set forth in this Plan of Arrangement, no Purchaser Shares shall be delivered to a holder of Company RSUs until such holder has either: (a) provided the Purchaser with an amount in cash equal to any amounts required to be withheld from such holder under any provision of any Laws in respect of Taxes or (b) provided the Purchaser with evidence satisfactory to the Purchaser, in its sole discretion, that no amounts are required to be withheld from such holder under any provision of any Laws in respect of Taxes.

4.5              Paramountcy.

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Company Options and Company RSUs issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Company Securityholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares,  Company  Options  or  Company  RSUs  shall  be  deemed  to  have  been  settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5
AMENDMENTS

5.1              Amendments to Plan of Arrangement.

(a)	The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Company Securityholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders and/or Company Optionholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement.

ARTICLE 6
FURTHER ASSURANCES

6.1       Further Assurances.

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Reservoir Minerals Inc. (the “Company”) and Nevsun Resources Ltd. (the “Purchaser”), pursuant to the arrangement agreement (the “Arrangement Agreement”) between the Purchaser and the Company dated April 22, 2016, all as more particularly described and set forth in the management information circular (the “Circular”) dated Ÿ, 2016 of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with its terms) is hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms, the “Plan of Arrangement”), the full text of which is set out as Appendix Ÿ to the Circular, is hereby authorized, approved and adopted.

3.	The Arrangement Agreement and related transactions, the actions of the directors of the Company in approving the Arrangement Agreement, and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Company Shareholders and Company Optionholders (each as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of the Company are hereby authorized and empowered, at their discretion, without notice to or approval of the Company Shareholders or Company Optionholders: (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.	Any officer or director of the Company be and is hereby authorized and directed for and on behalf of the Company to make an application to the Court for an order approving the Arrangement and to execute, whether under the corporate seal or otherwise, such documents and instruments as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such documents.

6.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, whether under the corporate seal or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be

B - 1

conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

B - 2

SCHEDULE B-1
PURCHASER SHAREHOLDER APPROVAL RESOLUTION BE IT RESOLVED THAT:

1.	the issuance of such number of common shares of Nevsun Resources Ltd. (the “Purchaser”) as may be required to be issued pursuant to the terms of the arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Reservoir Minerals Inc. (the “Company”) and the Purchaser, pursuant to the arrangement agreement (the “Arrangement Agreement”) between the Purchaser and the Company dated April 22, 2016 and all as more particularly described and set forth in the management information circular (the “Circular”) of the Purchaser dated Ÿ, 2016, accompanying the notice of this meeting, is hereby authorized, approved and adopted;

2.	notwithstanding that this resolution has been passed by the Purchaser Shareholders (as defined in the Arrangement Agreement), the board of directors of the Purchaser is hereby authorized and empowered, at its discretion, without further notice to, or approval of, the Purchaser Shareholders:

(a)	to amend the terms of the Arrangement to the extent permitted by the Arrangement Agreement as it may deem appropriate in any manner, other than to increase the number of the Purchaser’s common shares to be paid under the Arrangement; and

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement; and

3.	any officer or director of the Purchaser is hereby authorized and directed for and on behalf of the Purchaser to execute or cause to be executed, whether under the corporate seal or otherwise, and to deliver or cause to be delivered all such documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions, the Arrangement Agreement and the completion of the Arrangement in accordance with the terms thereof and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

B1 - 1

SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(1)	Organization and Qualification. The Company and each of its Subsidiaries is a corporation or other entity duly incorporated or organized, as applicable, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable, and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted. The Company and each of its Subsidiaries is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities make such qualification, licensing or registration necessary, and has all Authorizations required to own, lease and operate its properties and assets and to conduct its business as now owned and conducted, except for those Authorizations the absence of which do not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company.

(2)	Corporate Authorization. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby other than approval by the Company Shareholders and Company Optionholders in the manner required by the Interim Order, Law and approval by the Court.

(3)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)	Governmental Authorization. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Company or by any of its Subsidiaries other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Securities Authorities and the TSX-V; and (iv) the Arrangement Filings with the Registrar.

(5)	Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of the Company’s Constating Documents or the organizational documents of any of its Subsidiaries;

(b)	assuming compliance with the matters referred to in Paragraph (4) above, contravene, conflict with or result in a violation or breach of Law;

(c)	allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries are entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Contract, lease or other instrument, indenture, deed of trust, mortgage, bond or any Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; or

(d)	result in the creation or imposition of any Lien upon any of the properties or assets of the Company or its Subsidiaries;

with such exceptions, in the case of clauses (b) through (d), as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company.

(6)	Capitalization.

(a)	The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As of the close of business on the date of this Agreement, there were 48,730,165 Common Shares issued and outstanding and no preferred shares issued and outstanding. All outstanding Common Shares have been duly authorized and validly issued, are fully paid and non-assessable. All of the Common Shares issuable upon the exercise of rights under the Company Stock Option Plan, including outstanding Company Options, have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non- assessable and are not and will not be subject to or issued in violation of, any pre- emptive rights. No Common Shares or preferred shares have been issued and no Company Options have been granted in violation of any Law or any pre-emptive or similar rights applicable to them.

(b)	Section 3.1(6)(b) of the Company Disclosure Letter sets forth, in respect of each Company Option outstanding as of the date of this Agreement: (i) the number of Common Shares issuable upon exercise (including the aggregate total of all Common Shares issuable upon exercise of all outstanding Company Options); (ii) the purchase price payable; (iii) the date of grant; (iv) the date of expiry; (v) the name of the registered holder, identifying whether such holder is not an employee of the Company or of its Subsidiaries; and (vi) the vesting schedule. The Company Stock Option Plan and the issuance of Common Shares under such plan (including all outstanding Company Options) have been duly authorized by the Company Board in compliance with Law and the terms of the Company Stock Option Plan, and have been recorded on the Company’s financial statements in accordance with IFRS, and no such grants involved any “back dating,” “forward dating,” “spring loading” or similar practices.

(c)	Section 3.1(6)(c) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the number of outstanding Company RSUs, the name of the holder of such Company RSUs, identifying whether such holder is not an employee of the Company or of its Subsidiaries and the exercise price or issuance price, vesting schedule, vested percentage and expiration dates, as applicable, of such Company RSUs.

(d)	Except for rights under the Company Stock Option Plan, including outstanding Company Options and the rights under the Company Rights Plan, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Company or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the Company or of any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or of any of its Subsidiaries.

(e)	There are no issued, outstanding or authorized:

(i)	obligations to repurchase, redeem or otherwise acquire any securities of the Company or of any of its Subsidiaries, or qualify securities for public distribution in Canada, the U.S. or elsewhere, or with respect to the voting or disposition of any securities of the Company or of any of its Subsidiaries; or

(ii)	notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of Common Shares on any matter.

(7)	Shareholders’ and Similar Agreements. Except as disclosed in Section 3.1(7) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is subject to, or affected by, any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of the securities of the Company or of any of its Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company or in any of its Subsidiaries.

(8)	Rights Plan. The Company has taken all necessary action so that neither the execution and delivery of this Agreement nor the consummation of the Arrangement and the transactions contemplated hereby will: (i) cause the rights under the Company Rights Plan to become exercisable; (ii) cause any person to become an Acquiring Person (as defined in the Company Rights Plan); or (iii) give rise to a Separation Time or a Flip-in Event (each as defined in the Company Rights Plan).

(9)	Subsidiaries.

(a)	The following information with respect to each Subsidiary of the Company is accurately set out in Section 3.1(9)(a) of the Company Disclosure Letter: (i) its name; (ii) the number, type and principal amount, as applicable, of its outstanding equity securities or other equity interests and a list of registered holders of capital stock or other equity interests; and (iii) its jurisdiction of incorporation, organization or formation.

(b)	Except as disclosed in Section 3.1(9)(a) of the Company Disclosure Letter, the Company is, directly or indirectly, the registered and beneficial owner of all of the outstanding common shares or other equity interests of each of its Subsidiaries, free and clear of any Liens, all such shares or other equity interests so owned by the Company have been validly issued and are fully paid and non- assessable, as the case may be, and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights. Except for the shares or other equity interests owned by the Company in any Subsidiary and except as disclosed in Section 3.1(9)(b) of the Company Disclosure Letter, the Company does not own, beneficially or of record, any equity interests of any kind in any other Person.

(10)	Securities Law Matters. The Company is a “reporting issuer” under Canadian Securities Laws in the provinces of British Columbia, Alberta and Ontario. The Common Shares are listed and posted for trading on the TSX-V. None of the Company’s Subsidiaries are subject to any continuous or periodic, or other disclosure requirements under any securities laws in any jurisdiction. The Company is not in default of any material requirements of any Securities Laws or the rules and regulations of the TSX-V. The Company has not taken any action to cease to be a reporting issuer in the provinces of British Columbia, Alberta or Ontario, nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect, has been threatened, or is expected to be implemented or undertaken, and the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. The Company has timely filed or furnished with any Governmental Entity all material forms, reports, schedules, statements and other documents required to be filed or furnished by the Company with the appropriate Governmental Entity since December 31, 2013. The documents comprising the Company Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Company has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any Securities Authority. There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Company Filings and neither the Company nor any of the Company Filings is subject of an ongoing audit, review, comment or investigation by any Securities Authority or the TSX-V.

(11)	U.S. Securities Law Matters

(a)	The Company does not have, nor is it required to have, any class of securities registered under the Securities Exchange Act of 1934 of the United States of America, nor is the Company subject to any reporting obligation (whether active or suspended) pursuant to section 15(d) of the Securities Exchange Act of 1934 of the United States of America.

(b)	The Company is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12(g) of the Securities Exchange Act of 1934 of the United States of America, is not an investment company registered or required to be registered under the Investment Company Act of 1940 of the United States of America, and is a “foreign private issuer” (as such term is defined in Rule 3b-1 under the Securities Exchange Act of 1934 of the United States of America).

(c)	No securities of the Company have been traded on any national securities exchange in the United States during the past 12 calendar months.

(12)	Financial Statements.

(a)	The audited consolidated financial statements and the consolidated interim financial statements of the Company (including, in each case, any of the notes or schedules to and the auditor’s report on such financial statements) included in the Company Filings: (i) were prepared or shall be prepared, as applicable, in accordance with IFRS and Law; (ii) complied or shall comply, as applicable, as to form in all material respects with applicable accounting requirements in Canada; and (iii) fairly present or shall fairly present, as applicable, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Company and its Subsidiaries as of their respective dates and the consolidated financial position, results of operations or financial performance and cash flows of the Company and its Subsidiaries for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements). The Company does not intend to correct or restate, nor, to the knowledge of the Company is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this Paragraph (12). There are no, nor are there any commitments to become a party to, any off-balance sheet transaction, arrangement, obligation (including contingent obligations) or other relationship of the Company or of any of its Subsidiaries with unconsolidated entities or other Persons.

(b)	The financial books, records and accounts of the Company and each of its Subsidiaries: (i) have been maintained, in all material respects, in accordance with IFRS; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and its Subsidiaries; and (iv) accurately and fairly reflect the basis of the Company’s financial statements.

(13)	Disclosure Controls and Internal Control over Financial Reporting.

(a)	The Company has established and maintains a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Securities Laws are accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)	The Company has established and maintains a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c)	To the knowledge of the Company, there is no material weakness (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company. To the knowledge of the Company, none of the Company, any of its Subsidiaries or any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

(14)	Auditors. The auditors of the Company are independent public accountants as required by Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of the Company.

(15)	No Undisclosed Liabilities. There are no liabilities or obligations of the Company or of any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the Company’s financial statements or in the notes thereto; (ii) incurred in the Ordinary Course since December 31, 2015; or (iii) incurred in connection with this Agreement. The principal amount of all indebtedness for borrowed money of the Company and its Subsidiaries as of the date hereof, including capital leases, is disclosed in Section 3.1(15) of the Company Disclosure Letter.

(16)	Absence of Certain Changes or Events. Since December 31, 2015, other than the transactions contemplated in this Agreement, the business of the Company and its Subsidiaries has been conducted in the Ordinary Course and there has not been any event, circumstance or occurrence which has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company.

(17)	Ordinary Course.

(a)	Since December 31, 2015:

(i)	the Company and each of its Subsidiaries has conducted their respective business only in the Ordinary Course;

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise), which has had, or is reasonably likely to have, a Material Adverse Effect with respect to the Company, has been incurred;

(iii)	there has not been any change in the accounting practices used by the Company and its Subsidiaries;

(iv)	except for ordinary course adjustments to employees (other than directors or officers), there has not been any increase in the salary, bonus, or other remuneration payable to any non-executive employees of any of the Company or its Subsidiaries;

(v)	there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the Ordinary Course;

(vi)	there has not been any entering into, or an amendment of, any Material Contract other than in the Ordinary Course;

(vii)	there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in the Company’s audited financial statements, other than the settlement of claims or liabilities incurred in the Ordinary Course; and

(viii)	except for Ordinary Course adjustments, there has not been any increase in the salary, bonus, or other remuneration payable to any officers of the Company or its Subsidiaries or any amendment or modification to the vesting or exercisability schedule or criteria, including any acceleration, right to accelerate or acceleration event or other entitlement under any stock option, restricted stock, deferred compensation or other compensation award of any officer of the Company or any of its Subsidiaries.

(18)	Long-Term and Derivative Transactions. Neither the Company nor any of its Subsidiaries have any material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(19)	Related Party Transactions. Except as disclosed in Section 3.1(19)(i) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due in the Ordinary Course as salaries, bonuses and director’s fees or the reimbursement of Ordinary Course expenses). Except as disclosed in Section 3.1(19)(ii) of the Company Disclosure Letter, there are no Contracts (other than employment arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Company or any of its Subsidiaries, or any of their respective affiliates or associates.

(20)	No “Collateral Benefit”. Except as disclosed in Section 3.1(20) of the Company Disclosure Letter, no person will receive a “collateral benefit” (within the meaning of MI 61-101) from the Company or any of the Company’s Subsidiaries as a consequence of the transactions contemplated by the Arrangement.

(21)	Compliance with Laws. Each of the Company and each of its Subsidiaries is, and since January 1, 2012 has been, in compliance in all material respects with Law. Since January 1, 2013, neither the Company nor any of its Subsidiaries is or has been under any investigation with respect to, is or has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law or disqualification by a Governmental Entity.

(22)	Authorizations and Licenses.

(a)	The Company and each of its Subsidiaries own, possess or have obtained all Authorizations that are required by Law in connection with the operation of the business of the Company and its Subsidiaries as presently or previously conducted, or in connection with the ownership, operation or use of the assets of the Company and its Subsidiaries.

(b)	The Company or its Subsidiaries, as applicable, lawfully hold, own or use, and have complied with, all such Authorizations. Each Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course of business without the need for the Company or its Subsidiaries to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees.

(c)	No action, investigation or proceeding is pending in respect of or regarding any such Authorization and none of the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their respective officers or directors has received notice, whether written or oral, of revocation, non-renewal or material amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or materially amend any such Authorization.

(23)	Opinions of Company Financial Advisor. The Company Board and the Special Committee have received the Company Fairness Opinion. A true and complete copy of the engagement letter between the Company and Canaccord Genuity Corp. has been provided to the Purchaser and the Company has made true and complete disclosure to the Purchaser of all fees, commissions or other payments that may be incurred pursuant to such engagement or that may otherwise be payable to Canaccord Genuity Corp.

(24)	Finders’ Fees. Except for the engagement letter between the Company and Canaccord Genuity Corp. and the fees payable under or in connection with such engagement, no investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries, or any of their respective officers, directors or employees, or is entitled to any fee, commission or other payment from the Company or any of its Subsidiaries, or any of their respective officers, directors or employees, in connection with the Agreement.

(25)	Board and Special Committee Approval.

(a)	The Special Committee, after consultation with its financial and legal advisors, has unanimously recommended that the Company Board approve the Arrangement and that the Company Shareholders and Company Optionholders vote in favour of the Arrangement Resolution.

(b)	The Company Board, acting on the unanimous recommendation in favour of the Arrangement by the Special Committee, has unanimously: (i) determined that the consideration to be received by the Company Shareholders and Company Optionholders pursuant to the Arrangement and this Agreement is fair to such holders and that the Arrangement is in the best interests of the Company and the Company Shareholders and Company Optionholders; (ii) resolved to unanimously recommend that the Company Shareholders and Company Optionholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

(c)	Each of the directors and officers of the Company has advised the Company and the Company believes that they intend to vote or cause to be voted all Common Shares beneficially held by them in favour of the Arrangement Resolution, as applicable, and the Company shall make a statement to that effect in the Company Circular.

(26)	Material Contracts.

(a)	Section 3.1(26)(a) of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts. True and complete copies of the Material Contracts have been disclosed in the Company Data Room and no such Contract has been modified, rescinded or terminated.

(b)	Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company or its Subsidiaries, as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity).

(c)	Each of the Company and each of its Subsidiaries has performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and neither the Company nor any of its Subsidiaries is in breach or default under any Material Contract, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default.

(d)	None of the Company or any of its Subsidiaries knows of, or has received any notice (whether written or oral) of, any breach or default under nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under any such Material Contract by any other party to a Material Contract.

(e)	None of the Company or any of its Subsidiaries has received any notice (whether written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or with any of its Subsidiaries, and, to the knowledge of the Company, no such action has been threatened.

(27)	Technical Reports. The Company has duly and timely filed all technical reports required by NI 43-101 to be filed with the Securities Authorities and all such technical reports have been prepared and disclosed in accordance with the requirements of, and in compliance with, NI 43-101, including Form 43-101F1. There has been no change of which the Company is or should be aware that would disaffirm, misrepresent or change any material aspect of any such technical report or that would require the filing of a new technical report under NI 43-101 and applicable Securities Laws. All of the material assumptions contained in such technical reports are reasonable and appropriate. Each such filed technical report was prepared by, or under the supervision of, a qualified person within the meaning of NI 43-101.

(28)	Interest in Properties and Mineral Rights.

(a)	All of the mineral interests and rights (including any claims, mineral leases, concessions, exploration licenses, exploitation and/or mining licenses and prospecting permits) (collectively, the “Company Mineral Rights”) that are currently in effect and held by the Company or any of its Subsidiaries, are disclosed in the Company Data Room. Other than the Company Mineral Rights, the Company does not own or have any interest in any real property or any mineral interests and rights. The Company Mineral Rights grant the Company or one of its Subsidiaries the right to explore for, mine and extract in commercial quantities, minerals under the terms and conditions of the Purchaser Mineral Rights.

(b)	The Company or one of its Subsidiaries is the recorded holder of the Company Mineral Rights, free and clear of any Liens except Permitted Liens.

(c)	All of the Company Mineral Rights have been properly located and recorded in compliance with Law and are comprised of valid and subsisting claims, mineral leases, concessions, exploration licenses, exploitation and/or mining licenses and prospecting permits.

(d)	The Company Mineral Rights are in good standing in all respects under Law and except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect with respect to the Company, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(e)	There is no material adverse claim against or challenge to the title to or ownership of any of the Company Mineral Rights, subject to Law.

(f)	The Company has the exclusive right to deal with all of the Company Mineral Rights.

(g)	Other than as disclosed in Section 3.1(28)(g) of the Company Disclosure Letter, no Person other than the Company has any interest in any of the Company Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(h)	There are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect the Company’s interest in any of the Company Mineral Rights other than as disclosed in Section 3.1(28)(h) of the Company Disclosure Letter.

(i)	There are no material restrictions on the ability of the Company to use, transfer or exploit any of the Company Mineral Rights, except pursuant to Law and the terms of the relevant Company Mineral Rights.

(j)	The Company has not received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of the Company in any of the Company Mineral Rights, nor has the Company received any notice, whether written or oral, from any such entity noting the Company Mineral Rights in arrears or default of any nature.

(k)	The Company has all necessary right (including surface access rights), permits, licences and approvals to conduct the exploration and development work on the lands constituted by the Company Mineral Rights as currently conducted or contemplated by the Company over such areas.

(29)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect with respect to the Company:

(a)	except as disclosed in Section 3.1(29)(a) of the Company Disclosure Letter, all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Company, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(b)	except as disclosed in Section 3.1(29)(b) of the Company Disclosure Letter, all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which the Company is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the Ordinary Course.

(30)	Intellectual Property. Except as would not and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company: (i) the Company, and/or its Subsidiaries own all right, title and interest in and to, or have validly licensed (and are not in material breach of such licenses), all Intellectual Property that is material to the conduct of the business, as presently conducted, of the Company and its Subsidiaries (collectively, the “Intellectual Property Rights”); (ii) all such Intellectual Property Rights that are owned by or licensed to the Company, and/or its Subsidiaries are sufficient, in all material respects, for conducting the business, as presently conducted, of the Company and its Subsidiaries; (iii) to the knowledge of the Company, all Intellectual Property Rights owned or leased by the Company and/or its Subsidiaries are valid and enforceable, and to the knowledge of the Company, the carrying on of the business of the Company and its Subsidiaries and the use by the Company and its Subsidiaries of any of the Intellectual Property Rights or Technology (as defined below) owned by or licensed to them does not breach, violate, infringe or interfere with any rights of any other Person; (iv) to the knowledge of the Company, no third party is infringing upon the Intellectual Property Rights owned or licensed by the Company or its Subsidiaries; (v) all computer hardware and associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of the Company and its Subsidiaries (collectively, the “Technology”) are sufficient, in all material respects, for conducting the business, as presently conducted, of the Company and its Subsidiaries; and (vi) the Company and its Subsidiaries own or have validly licensed or leased (and are not in material breach of such licenses or leases) such Technology.

(31)	Restrictions on Conduct of Business. Neither the Company nor any of its Subsidiaries is a party to or bound by any non-competition agreement, any non-solicitation agreement, or any other agreement, obligation, judgment, injunction, order or decree which purports to: (i) limit in any material respect the manner or the localities in which all or any portion of the business of the Company or its Subsidiaries are conducted; (ii) limit any business practice of the Company or of any of its Subsidiaries in any material respect; or (iii) restrict any acquisition or disposition of any property by the Company or by any of its Subsidiaries in any material respect. Neither the Company nor any of its Subsidiaries or any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that would have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company or that would or would be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby.

(32)	Litigation. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Company threatened, against or relating to the Company or any of its Subsidiaries, the business of the Company or of any of its Subsidiaries or affecting any of their respective current or former properties or assets by or before any Governmental Entity that, if determined adverse to the interests of the Company or its Subsidiaries, could potentially result in criminal sanction, have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company, would or would be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby or would or would be reasonably expected to materially affect the Purchaser’s ability to own or operate the business of the Company or its Subsidiaries, nor to the knowledge of the Company are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, suit, arbitration, inquiry, investigation or proceeding. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries before any Governmental Entity.

(33)	Corrupt Practices Legislation. Neither the Company or its Subsidiaries, nor any of their respective officers, directors or employees acting on behalf of any of them, has taken, committed to take or been alleged to have taken any action which would cause the Company or any of its Subsidiaries to be in violation of the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any Law of similar effect of any other jurisdiction, and to the knowledge of the Company no such action has been taken by any of its agents, representatives or other Persons acting on behalf of the Company or any of its Subsidiaries.

(34)	Environmental Matters.

(a)	No written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries is in violation of, or has any liability or potential liability under, any Environmental Law, and there are no judicial, administrative or other actions, suits or proceedings pending or threatened against the Company or any of its Subsidiaries which allege a violation of, or any liability or potential liability under, any Environmental Laws; and the Company is not aware of any facts or circumstances that reasonably could be expected to give rise to any such notice, claim, order, complaint or penalty.

(b)	The Company and each of its Subsidiaries has all environmental permits necessary for the operation of their respective businesses and to comply with all Environmental Laws; and (iii) the operations of the Company and each of its Subsidiaries are, and since January 1, 2012 have been, in compliance in all respects with Environmental Laws.

(c)	To the knowledge of the Company, there are no Hazardous Substances in the soil or groundwater at the site of any of the Company Mineral Rights that would result or reasonably be expected to result in material liability to the Company or any of its Subsidiaries.

(35)	Employment Matters.

(a)	Except as disclosed in Section 3.1(35) of the Company Disclosure Letter, (i) the Company has not entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer or Company Employees in connection with the termination of their position or their employment as a direct result of a change in control of the Company (including as a result of the Arrangement), and (ii) no Company Employee has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by Law from the employment of an employee without an agreement as to notice or severance.

(b)	The Company is not a party to any Collective Agreement with respect to any Company Employees; no Person holds bargaining rights with respect to any Company Employees and, to the knowledge of the Company, no Person has applied to be certified as the bargaining agent of any Company Employees. No trade union has applied to have the Company declared a common or related employer pursuant to the Labour Relations Code (British Columbia) or any similar legislation in any jurisdiction in which the Company carries on business.

(c)	The Company is in material compliance with all terms and condition of employment and all Laws respecting employment, including pay equity, wages,

hours of work, overtime, human rights and occupational health and safety. The Company is not subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of the Company, threatened, or any litigation actual, or to the knowledge of the Company, threatened, relating to employment or termination of employment of employees or independent contractors.

(d)	The Company has not and is not engaged in any unfair labour practice and not unfair labour practice complaint, grievance or arbitration proceeding is pending, or to the knowledge of the Company, threatened against the Company. No labour strike, lock-out, slowdown or work stoppage is pending or to the knowledge of the Company, threatened against or directly affecting the Company.

(e)	Each independent contractor and consultant has been properly classified by the Company as an independent contractor and the Company has not received notification from any Governmental Entity challenging the classification of any individual who performs services for the Company’s business as an independent contractor or consultant.

(f)	There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and there are no orders under applicable occupational health and safety legislation relating to the Company which are currently outstanding.

(36)	Employee Plans.

(a)	Section 3.1(36)(a) of the Company Disclosure Letter lists and describes all the employee benefit, fringe benefit, health, welfare, dental, disability, life insurance, supplemental unemployment benefit, bonus, profit sharing, option, incentive, incentive compensation, deferred compensation, share purchase, share compensation, phantom stock, severance, termination, retirement, savings, pension, and similar plans, policies, trusts, funds, policies, arrangements, Contracts or other agreements for the benefit of directors or former directors of the Company, Company Employees or former Company Employees, which are maintained, sponsored or funded by the Company, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered in respect of which the Company may have any liability contingent or otherwise, other than benefit plans established pursuant to statute (collectively, the “Employee Plans”). The Company has furnished to the Purchaser true, correct and complete copies of all the Employee Plans as amended as of the date hereof, together with all related documentation. No changes have occurred or are expected to occur which would materially affect the information required to be provided to the Purchaser pursuant to this provision.

(b)	No Employee Plan is or is intended to be a “registered pension plan”, a “deferred profit sharing plan”, a “retirement compensation arrangement”, a “registered retirement savings plan”, or a “tax-free savings account” as such terms are defined in the Tax Act.

(c)	Each Employee Plan is and has been operated in accordance with Law, in all material respects. The Company has made all contributions and paid all premiums in respect of each Employee Plan in a timely fashion in accordance with Law and the terms of each Employee Plan.

(d)	Other than routine claims for benefits, no Employee Plan is subject to any pending action, investigation, examination, claim (including claims for income taxes, interest, penalties, fines or excise taxes) or any other proceeding initiated by any Person, and there exists no state of facts which could reasonably be expected to give rise to any such action, investigation, examination, claim or other proceeding.

(e)	No insurance policy or any other agreement affecting any Employee Plan requires or permits a retroactive increase in contributions, premiums or other payments due thereunder. The level of insurance reserves under each Employee Plan which provides group benefits and contemplates the holding of such reserves is reasonable and sufficient to provide for all incurred but unreported claims.

(f)	None of the Employee Plans provide for retiree or post-termination benefits or for benefits to retired or terminated employees or to the beneficiaries or dependants of retired or terminated employees, except as required by Law.

(g)	Subject to the requirements of Laws, no provision of any Employee Plan or of any agreement, and no act or omission of the Company in any way limits, impairs, modifies or otherwise affects the right of the Company to unilaterally amend or terminate any Employee Plan, and no commitments to improve or otherwise amend any Employee Plan have been made.

(h)	No advance tax rulings have been sought or received in respect of any Employee Plan.

(i)	All employee data necessary to administer each Employee Plan in accordance with its terms and conditions and all Laws is in possession of the Company and such data is complete, correct, and in a form which is sufficient for the proper administration of each Employee Plan.

(37)	Insurance

(a)	Each of the Company and each of its Subsidiaries is, and has been continuously since January 1, 2013, insured by reputable third party insurers with reasonable and prudent policies appropriate for the size and nature of the business of the Company and its Subsidiaries and their respective assets.

(b)	A true and complete list of all material insurance policies currently in effect that insure the physical properties, business, operations and assets of the Company and its Subsidiaries has been provided in the Company Data Room. To the knowledge of the Company each material insurance policy currently in effect that insures the physical properties, business, operations and assets of the Company and its Subsidiaries is valid and binding and in full force and effect and there is no material claim pending under any such policies as to which coverage has been questioned, denied or disputed. There is no material claim pending under any insurance policy of the Company or its Subsidiaries that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims. All material proceedings covered by any insurance policy of the Company or its Subsidiaries have been properly reported to and accepted by the applicable insurer.

(38)	Taxes.

(a)	The Company and each of its Subsidiaries has duly and timely filed all Tax Returns required to be filed by them prior to the date hereof and all such Tax Returns are complete and correct in all material respects.

(b)	The Company and each of its Subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Company. The Company and its Subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of the Company for any Taxes of the Company and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business. None of the Company or its Subsidiaries has received a refund to which it was not entitled.

(c)	No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets.

(d)	No claim has been made by any Government Entity in a jurisdiction where the Company and any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax by that jurisdiction.

(e)	There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries.

(f)	The Company and each of its Subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(g)	There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(h)	The Company and each of its Subsidiaries has made available to the Purchaser true, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(i)	The terms and conditions made or imposed in respect of every transaction (or series of transactions) between the Company and any Person that is (x) a non- resident of Canada for purposes of the Tax Act, and (y) not dealing at arm’s length with the Company, for purposes of the Tax Act, do not differ from those that would have been made between persons dealing at arm’s length for purposes of the Tax Act, and all documentation or records as required by applicable Law has been made or obtained in respect of such transactions (or series of transactions).

(j)	There are no circumstances existing which could result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Company. The Company and its Subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any provincial or foreign Tax legislation, if any amount could be included in the income of the Company or its Subsidiaries for any period ending after the Effective Time.

(39)	Disclosure. The Company has made available to the Purchaser all material information concerning the Company, its Subsidiaries and their respective businesses through SEDAR, information disclosed in the Company Data Room or the Company Disclosure Letter and all such information as made available to the Purchaser is accurate, true and correct in all material respects. No forecast, budget or projection provided by or on behalf of the Company to the Purchaser contains any Misrepresentation and such forecasts, budgets and projections were prepared in good faith and contain reasonable estimates of the prospects of the business of the Company and its Subsidiaries.

(40)	Confidentiality Agreements. All agreements entered into by the Company or any of its Subsidiaries with Persons other than the Purchaser regarding the confidentiality of information provided to such Person or reviewed by such Persons with respect to any transaction in the nature described in the definition of Acquisition Proposal contain customary provisions, including standstill provisions, which do not provide for any waiver or release thereof other than with the consent of the Company or its Subsidiary and the Company or, if applicable, its Subsidiary has not waived, released or amended the standstill or other provisions of any such agreements. The Company or any of its Subsidiaries have not negotiated or engaged in any discussions with respect to any such proposal with any Person who has not entered into such a confidentiality agreement.

SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

(1)	Organization and Qualification. The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted. The Purchaser and each of its Subsidiaries is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities make such qualification, licensing or registration necessary, and has all Authorizations required to own, lease and operate its properties and assets and to conduct its business as now owned and conducted, except for those Authorizations the absence of which do not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Purchaser.

(2)	Corporate Authorization. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby other than the Purchaser Shareholder Approval.

(3)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding agreement by the Purchaser enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)	Governmental Authorization. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation by the Purchaser of the Arrangement and the transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Purchaser other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Securities Authorities, the TSX and the NYSE; and (iv) the Arrangement Filings with the Registrar.

(5)	Non-Contravention. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and the transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of the organizational documents of the Purchaser; or

(b)	assuming compliance with the matters referred to in Paragraph (4) above, contravene, conflict with or result in a violation or breach of Law except as would not, individually or in the aggregate, materially impede the ability of the Purchaser to consummate the Arrangement and the transactions contemplated hereby.

(6)	Capitalization.

(a)	The authorized capital of the Purchaser consists of an unlimited number of Purchaser Shares. As of the close of business on the date of this Agreement, there were issued and outstanding: (i) 199,839,969 Purchaser Shares,

(ii)	12,622,833 Purchaser Options, (iii) 1,732,832 DSUs, (iv) 689,956 Purchaser RSUs and (v) 1,059,604 PSUs. All of the Purchaser Shares issuable upon the exercise of rights under the Purchaser Stock Option Plans, including outstanding Purchaser Options, have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non- assessable and are not and will not be subject to or issued in violation of, any pre- emptive rights. No Purchaser Shares have been issued and no Purchaser Options have been granted in violation of any Law or any pre-emptive or similar rights applicable to them. The Purchaser Stock Option Plans and the issuance of Purchaser Shares under such plans (including all outstanding Purchaser Options) have been duly authorized by the Purchaser Board in compliance with Law and the terms of the Purchaser Stock Option Plans, and have been recorded on the Purchaser’s financial statements in accordance with IFRS, and no such grants involved any “back dating,” “forward dating,” “spring loading” or similar practices.

(b)	Except for rights under the Purchaser Stock Option Plans, including outstanding Purchaser Options and the rights under the Purchaser Rights Plans, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Purchaser or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the Purchaser or of any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Purchaser or of any of its Subsidiaries.

(c)	There are no issued, outstanding or authorized:

(i)	obligations to repurchase, redeem or otherwise acquire any securities of the Purchaser or of any of its Subsidiaries, or qualify securities for public distribution in Canada, the U.S. or elsewhere, or with respect to the voting or disposition of any securities of the Purchaser or of any of its Subsidiaries; or

(ii)	notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of Purchaser Shares on any matter.

(7)	Shareholders’ and Similar Agreements. Except as disclosed in Section 3.2(7) of the Purchaser Disclosure Letter, neither the Purchaser nor any of its Subsidiaries is subject to, or affected by, any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of the securities of the Purchaser or of any of its Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Purchaser or in any of its Subsidiaries.

(8)	Securities Law Matters. The Purchaser is a “reporting issuer” under Canadian Securities Laws in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. The Purchaser Shares are listed and posted for trading on the TSX and are registered as a class under section 12(b) of the U.S. Exchange Act. The Purchaser has filed or furnished all reports or other information required to be filed or furnished under section 13(a) of the U.S. Exchange Act. None of the Purchaser’s Subsidiaries are subject to any continuous or periodic, or other disclosure requirements under any securities laws in any jurisdiction. The Purchaser is not in default of any material requirements of any Securities Laws or the rules and regulations of the TSX or the NYSE. The Purchaser has not taken any action to cease to be a reporting issuer in the provinces of British Columbia, Alberta, Manitoba, Ontario or Quebec, nor has the Purchaser received notification from any Securities Authority seeking to revoke the reporting issuer status of the Purchaser. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Purchaser is pending, in effect, has been threatened, or is expected to be implemented or undertaken, and the Purchaser is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. The Purchaser has timely filed or furnished with any Governmental Entity all material forms, reports, schedules, statements and other documents required to be filed or furnished by the Purchaser with the appropriate Governmental Entity since December 31, 2013. The documents comprising the Purchaser Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Purchaser has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any Securities Authority. There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Purchaser Filings and neither the Purchaser nor any of the Purchaser Filings is subject of an ongoing audit, review, comment or investigation by any Securities Authority, the TSX or the NYSE.

(9)	Financial Statements.

(a)	The audited consolidated financial statements and the consolidated interim financial statements of the Purchaser (including, in each case, any of the notes or schedules to and the auditor’s report on such financial statements) included in the Purchaser Filings: (i) were prepared or shall be prepared, as applicable, in accordance with IFRS and Law; (ii) complied or shall comply, as applicable, as to form in all material respects with applicable accounting requirements in Canada; and (iii) fairly present or shall fairly present, as applicable, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Purchaser and its Subsidiaries as of their respective dates and the consolidated financial position, results of operations or financial performance and cash flows of the Purchaser and its Subsidiaries for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements). The Purchaser does not intend to correct or restate, nor, to the knowledge of the Purchaser is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this Paragraph (9). There are no, nor are there any commitments to become a party to, any off-balance sheet transaction, arrangement, obligation (including contingent obligations) or other relationship of the Purchaser or of any of its Subsidiaries with unconsolidated entities or other Persons.

(b)	The financial books, records and accounts of the Purchaser and each of its Subsidiaries: (i) have been maintained, in all material respects, in accordance with IFRS; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Purchaser and its Subsidiaries; and (iv) accurately and fairly reflect the basis of the Purchaser’s financial statements.

(10)	Disclosure Controls and Internal Control over Financial Reporting.

(a)	The Purchaser has established and maintains a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Purchaser in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Purchaser in its annual filings, interim filings or other reports filed or submitted under Securities Laws are accumulated and communicated to the Purchaser’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)	The Purchaser has established and maintains a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c)	To the knowledge of the Purchaser, there is no material weakness (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Purchaser. To the knowledge of the Purchaser, none of the Purchaser, any of its Subsidiaries or any director, officer, employee, auditor, accountant or representative of the Purchaser or any of its Subsidiaries has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any complaint, allegation, assertion, or claim that the Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

(11)	Auditors. The auditors of the Purchaser are independent public accountants as required by Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of the Purchaser.

(12)	No Undisclosed Liabilities. There are no liabilities or obligations of the Purchaser or of any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the Purchaser’s financial statements or in the notes thereto; (ii) incurred in the Ordinary Course since December 31, 2015; or (iii) incurred in connection with this Agreement. The principal amount of all indebtedness for borrowed money of the Purchaser and its Subsidiaries as of the date hereof, including capital leases, is disclosed in Section 3.2(12) of the Purchaser Disclosure Letter.

(13)	Absence of Certain Changes or Events. Since December 31, 2015, other than the transactions contemplated in this Agreement and as disclosed in Section 3.2(13) of the Purchaser Disclosure Letter, the business of the Purchaser and its Subsidiaries has been conducted in the Ordinary Course and there has not been any event, circumstance or occurrence which has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Purchaser.

(14)	Compliance with Laws. Each of the Purchaser and each of its Subsidiaries is, and since January 1, 2012 has been, in compliance in all material respects with Law. Since January 1, 2013, neither the Purchaser nor any of its Subsidiaries is or has been under any investigation with respect to, is or has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law or disqualification by a Governmental Entity.

(15)	Technical Reports. The Purchaser has duly and timely filed all technical reports required by NI 43-101 to be filed with the Securities Authorities and all such technical reports have been prepared and disclosed in accordance with the requirements of, and in compliance with, NI 43-101, including Form 43-101F1. There has been no change of which the Purchaser is or should be aware that would disaffirm, misrepresent or change any material aspect of any such technical report or that would require the filing of a new technical report under NI 43-101 and applicable Securities Laws. All of the material assumptions contained in such technical reports are reasonable and appropriate. Each such filed technical report was prepared by, or under the supervision of, a qualified person within the meaning of NI 43-101.

(16)	Interest in Properties and Mineral Rights.

(a)	All of the mineral interests and rights (including any claims, mineral leases, concessions, exploration licenses, exploitation and/or mining licenses and prospecting permits) (collectively, the “Purchaser Mineral Rights”) that are currently in effect and held by the Purchaser or any of its Subsidiaries, are disclosed in the Purchaser Data Room. Other than the Purchaser Mineral Rights, the Purchaser does not own or have any interest in any real property or any mineral interests and rights. The Purchaser Mineral Rights grant the Purchaser or one of its Subsidiaries the right to explore for, mine and extract in commercial quantities, minerals under the terms and conditions of the Purchaser Mineral Rights.

(b)	The Purchaser or one of its Subsidiaries is the recorded holder of the Purchaser Mineral Rights, free and clear of any Liens except Permitted Liens.

(c)	All of the Purchaser Mineral Rights have been properly located and recorded in compliance with Law and are comprised of valid and subsisting claims, mineral leases, concessions, exploration licenses, exploitation and/or mining licenses and prospecting permits.

(d)	The Purchaser Mineral Rights are in good standing in all respects under Law and except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect with respect to the Purchaser, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(e)	There is no material adverse claim against or challenge to the title to or ownership of any of the Purchaser Mineral Rights.

(f)	The Purchaser and/or one or more of its Subsidiaries have the exclusive right to deal with all of the Purchaser Mineral Rights, subject to Law.

(g)	Other than as disclosed in Section 3.2(16)(g) of the Purchaser Disclosure Letter, no Person other than the Purchaser or any of its Subsidiaries has any interest in any of the Purchaser Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(h)	There are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect the Purchaser’s or any of its Subsidiaries’ interest in any of the Purchaser Mineral Rights other than as disclosed in Section 3.2(16)(h) of the Purchaser Disclosure Letter.

(i)	There are no material restrictions on the ability of the Purchaser or any of its Subsidiaries to use, transfer or exploit any of the Purchaser Mineral Rights, except pursuant to Law and the terms of the relevant Purchaser Mineral Rights.

(j)	The Purchaser has not received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of the Purchaser in any of the Purchaser Mineral Rights, nor has the Purchaser received any notice, whether written or oral, from any such entity noting the Purchaser Mineral Rights in arrears or default of any nature.

(k)	The Purchaser has all necessary rights to conduct mining activities on the mineral claims constituting in the Purchaser Mineral Rights as currently conducted on such mineral claims.

(17)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect with respect to the Purchaser:

(a)	all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Purchaser, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(b)	all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which the Purchaser is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the Ordinary Course.

(18)	Litigation. Other than as disclosed in Section 3.2(18) of the Purchaser Disclosure Letter, there are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Purchaser threatened, against or relating to the Purchaser before any Governmental Entity nor is the Purchaser subject to any outstanding judgment, order, writ, injunction or decree that, either individually or in the aggregate, is reasonably likely to prevent or materially delay consummation of the Arrangement or the transactions contemplated hereby.

(19)	Corrupt Practices Legislation. Neither the Purchaser or its Subsidiaries, nor any of their respective officers, directors or employees acting on behalf of any of them, has taken, committed to take or been alleged to have taken any action which would cause the Purchaser or any of its Subsidiaries to be in violation of the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any Law of similar effect of any other jurisdiction, and to the knowledge of the Purchaser no such action has been taken by any of its agents, representatives or other Persons acting on behalf of the Purchaser or any of its Subsidiaries.

(20)	Environmental Matters.

(a)	No written notice, order, complaint or penalty has been received by the Purchaser or any of its Subsidiaries alleging that the Purchaser or any of its Subsidiaries is in violation of, or has any liability or potential liability under, any Environmental Law, and there are no judicial, administrative or other actions, suits or proceedings pending or threatened against the Purchaser or any of its Subsidiaries which allege a violation of, or any liability or potential liability under, any Environmental Laws; and the Purchaser is not aware of any facts or circumstances that reasonably could be expected to give rise to any such notice, claim, order, complaint or penalty.

(b)	The Purchaser and each of its Subsidiaries has all environmental permits necessary for the operation of their respective businesses and to comply with all Environmental Laws; and (iii) the operations of the Purchaser and each of its Subsidiaries are, and since January 1, 2012 have been, in compliance in all respects with Environmental Laws.

(c)	To the knowledge of the Purchaser, there are no Hazardous Substances in the soil or groundwater at the site of any of the Purchaser Mineral Rights that would result or reasonably be expected to result in material liability to the Purchaser or any of its Subsidiaries.

(21)	Taxes.

(a)	The Purchaser and each of its Subsidiaries has duly and timely filed all Tax Returns required to be filed by them prior to the date hereof and all such Tax Returns are complete and correct in all material respects.

(b)	The Purchaser and each of its Subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Purchaser. The Purchaser and its Subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of the Purchaser for any Taxes of the Purchaser and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business. None of the Purchaser or its Subsidiaries has received a refund to which it was not entitled.

(c)	No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Purchaser or any of its Subsidiaries, and neither the Purchaser nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Purchaser, threatened against the Purchaser or any of its Subsidiaries or any of their respective assets.

(d)	No claim has been made by any Government Entity in a jurisdiction where the Purchaser and any of its Subsidiaries does not file Tax Returns that the Purchaser or any of its Subsidiaries is or may be subject to Tax by that jurisdiction.

(e)	There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Purchaser or any of its Subsidiaries.

(f)	The Purchaser and each of its Subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(g)	There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of Taxes due from the Purchaser or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(h)	The Purchaser and each of its Subsidiaries has made available to the Purchaser true, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(i)	The terms and conditions made or imposed in respect of every transaction (or series of transactions) between the Purchaser and any Person that is (x) a non- resident of Canada for purposes of the Tax Act, and (y) not dealing at arm’s length with the Purchaser, for purposes of the Tax Act, do not differ from those that would have been made between persons dealing at arm’s length for purposes of the Tax Act, and all documentation or records as required by applicable Law has been made or obtained in respect of such transactions (or series of transactions).

There are no circumstances existing which could result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Purchaser. The Purchaser and its Subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any provincial or foreign Tax legislation, if any amount could be included in the income of the Purchaser or its Subsidiaries for any period ending after the Effective Time.

(22)	Disclosure. The Purchaser has made available to the Company all material information concerning the Purchaser, its Subsidiaries and their respective businesses through SEDAR, information disclosed in the Purchaser Data Room or the Purchaser Disclosure Letter and all such information as made available to the Company is accurate, true and correct in all material respects. No forecast, budget or projection provided by or on behalf of the Purchaser to the Company contains any Misrepresentation and such forecasts, budgets and projections were prepared in good faith and contain reasonable estimates of the prospects of the business of the Purchaser and its Subsidiaries.

(23)	Funds Available. The Purchaser has sufficient funds available to pay the Purchaser Termination Fee.